Exhibit (a)(1)(A)

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

of

SHORETEL, INC.

at

$7.50 NET PER SHARE

by

SHELBY ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

MITEL US HOLDINGS, INC.

(Parent)

a wholly-owned subsidiary of

MITEL NETWORKS CORPORATION

(Mitel)

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 18, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Shelby Acquisition Corporation (the “Offeror”), a Delaware corporation and a wholly-owned subsidiary of Mitel US Holdings, Inc. (“Parent”), a Delaware corporation and a wholly-owned subsidiary of Mitel Networks Corporation (“Mitel”), a Canadian corporation, is offering to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of ShoreTel, Inc. (“ShoreTel” or the “Company”), a Delaware corporation, at a purchase price of $7.50 per Share (the “Offer Price”), net to the seller in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with this Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement (as defined in the next paragraph), collectively constitute the “Offer”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of July 26, 2017, by and among Parent, the Offeror, ShoreTel and, solely with respect to the matters set forth in Section 1.1(i), Section 5.8, Section 5.10, Section 8.15(a) and Section 8.17 thereof, Mitel (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions, the Offeror will merge with and into ShoreTel, with ShoreTel surviving as a direct wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Mitel (the “Merger”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than (i) Shares owned by ShoreTel as treasury stock, or any subsidiary of ShoreTel, or owned by Mitel and its subsidiaries (including any Shares acquired by the Offeror in the Offer), in each case, both at the commencement of the Offer and immediately before the Effective Time, and (ii) Shares owned by any

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stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”), will be converted automatically into and will thereafter represent only the right to receive an amount in cash equal to the Offer Price, net of applicable withholding taxes and without interest. As a result of the Merger, the Shares will cease to be publicly traded. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to in this Offer to Purchase as the “Transactions”.

The board of directors for ShoreTel (the “ShoreTel Board”) has (1) determined and declared that the Offer, the Merger and the other Transactions are fair to and in the best interests of ShoreTel stockholders, (2) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that ShoreTel enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (3) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (4) resolved to recommend that ShoreTel’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares in the Offer (such recommendation, the “ShoreTel Board Recommendation”).

The Offer is not subject to any financing condition. The Offer is conditioned upon, among others things, (1) the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the DGCL), together with any Shares then owned by the Offeror, representing at least one Share more than 50% of the then outstanding Shares; (2) the expiration or termination of any applicable waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Telecom Approvals (as defined in Section 15—“Certain Legal Matters; Regulatory Approvals” below) having been obtained; (3) the absence of any order (whether temporary, preliminary or permanent) issued by a governmental authority and remaining in effect that makes the Support Agreements (as defined in the “Introduction” to this Offer to Purchase), the Offer, the Merger or any of the other Transactions illegal or otherwise prevents the consummation thereof, and the absence of an applicable law that would make the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger, illegal or violate any law; (4) the absence, since the date of the Merger Agreement, of any fact, state of facts, change, event, development, circumstance, occurrence or effect that, individually, or in the aggregate, has had a Company Material Adverse Effect (as defined in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents” below); (5) the accuracy of ShoreTel’s representation that it will have unrestricted cash on its balance sheet equal to $95 million until September 30, 2017, $90 million after September 30, 2017 and on or before October 31, 2017, and $85 million after October 31, 2017; and (6) the completion of a 15 consecutive business day marketing period for the Offeror’s debt financing as described in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents” and Section 12—“Sources and Amount of Funds”. The Offer is also subject to certain other terms and conditions. See Section 13—“Conditions of the Offer.”

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

The Information Agent for the Offer is:

Alliance Advisors, LLC

200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

Banks, Brokers and Shareholders

Call Toll-Free: (833) 501-4817

August 17, 2017

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Important

If you desire to tender all or any portion of your Shares to the Offeror pursuant to the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Tendering Shares” below or (b) if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares.

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

*  *  *

Questions and requests for assistance may be directed to Alliance Advisors, LLC, the “Information Agent” for the Offer, at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may also be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

*  *   *

Neither the SEC nor any state securities commission has approved or disapproved of the Offer or passed upon the merits or fairness of the Offer or passed upon the adequacy or accuracy of the information contained in this document. Any representation to the contrary is a criminal offense.

*  *   *

No person has been authorized to give any information or to make any representation on behalf of Mitel, Parent or the Offeror not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Mitel, Parent, the Offeror, the Depositary and Paying Agent (as defined in the “Introduction” to this Offer to Purchase), or the Information Agent for the purpose of the Offer.

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i

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Summary Term Sheet

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase or the Letter of Transmittal (“Letter of Transmittal”). We have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning ShoreTel (as defined below) contained herein and elsewhere in this Offer to Purchase has been provided to Mitel (as defined below), Parent (as defined below) and the Offeror (as defined below) by ShoreTel or has been taken from, or is based upon, publicly available documents or records of ShoreTel on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer (as defined in the “Introduction” to this Offer to Purchase). Mitel, Parent and the Offeror have not independently verified the accuracy and completeness of such information. Mitel, Parent and the Offeror have no knowledge that would indicate that any statements contained herein relating to ShoreTel provided to Mitel, Parent and the Offeror or taken from, or based upon, such documents and records filed with the SEC are untrue or incomplete in any material respect. The following are some questions you, as a stockholder of ShoreTel, may have and answers to those questions. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to understand fully the Offer, the Merger Agreement (as defined below) and the other Transactions (as defined below) because the information in this summary term sheet is not complete. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to the Offeror.

Securities Sought	All issued and outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of ShoreTel, Inc. (“ShoreTel”), a Delaware corporation.

Price Offered Per Share	$7.50 per share, net to the holders thereof in cash (the “Offer Price”), net of applicable withholding taxes and without interest.

Scheduled Expiration Time	5:00 P.M., New York City time, on September 18, 2017, unless the Offer is extended or earlier terminated.

Offeror	Shelby Acquisition Corporation (the “Offeror”), a Delaware corporation and a wholly-owned subsidiary of Mitel US Holdings, Inc. (“Parent”), a Delaware corporation. Parent is a wholly-owned subsidiary of Mitel Networks Corporation (“Mitel”), a Canadian corporation.

Who is offering to buy my securities?

The Offeror is offering to purchase for cash all of the outstanding Shares. The Offeror is a Delaware corporation that was formed for the sole purpose of making the Offer and effecting the transaction in which the Offeror will be merged with and into ShoreTel, with ShoreTel surviving as a direct wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Mitel (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated as of July 26, 2017, by and among Parent, the Offeror, ShoreTel and, solely with respect to the matters set forth in Section 1.1(i), Section 5.8, Section 5.10, Section 8.15(a) and Section 8.17 thereof, Mitel (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”). The Offeror is a direct wholly-owned subsidiary of Parent and Parent is a direct wholly-owned subsidiary of Mitel. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Offeror, Parent and Mitel.” The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions”.

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What securities are you offering to purchase?

We are offering to purchase all of the outstanding Shares. See “Introduction” and Section 1—“Terms of the Offer.”

How much are you offering to pay for my Shares, and what is the form of payment?

We are offering to pay $7.50 per Share, net to you in cash, net of applicable withholding taxes and without interest. If you are the record holder of your Shares (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book-entry” form in your name with ShoreTel’s transfer agent) and you directly tender your Shares to Computershare Trust Company N.A. (the “Depositary and Paying Agent”) in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.” See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer (the “Offer Closing”) is not subject to any financing condition. The total amount of funds required by Offeror, Parent and Mitel to consummate the Offer and to provide funding for the Merger is approximately $526 million, plus related fees and expenses. Offeror, Parent and Mitel expect to fund the consideration for the Transactions and the associated expenses using a combination of (1) $300.0 million term loan contemplated by a debt commitment letter, dated July 26, 2017, that Mitel and Parent received in connection with the execution of the Merger Agreement from four of their existing lenders (the “Debt Commitment Letter”), (2) drawings on Mitel’s and Parent’s existing Revolving Credit Facility (as defined in Section 12—“Sources and Amount of Funds” below), (3) Mitel’s available cash and (4) ShoreTel’s available cash. Funding of the term loans contemplated by the Debt Commitment Letter is subject to the satisfaction of various customary conditions, which align with the terms and conditions of the Offer. See Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents,” Section 12—“Sources and Amount of Funds” and Section 13—“Conditions of the Offer” of this Offer to Purchase.

Is your financial condition material to my decision to tender in the Offer?

No. We do not believe our financial condition is material to your decision whether to tender your Shares and accept the Offer because (1) we were organized solely in connection with the Offer and the Merger and, prior to the Expiration Time (as defined below), will not carry on any activities other than in connection with the Offer and the Merger, (2) the Offer is being made for all of the issued and outstanding Shares solely for cash, (3) the Offer is not subject to any financing condition, (4) the Offer is being made for all outstanding Shares of ShoreTel, (5) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares (other than Shares owned by ShoreTel as treasury stock, Shares owned by any direct or indirect wholly-owned subsidiary of ShoreTel or owned by Mitel or its subsidiaries, in each case immediately before the Effective Time (as defined below) (collectively, the “Excluded Shares”), and Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) for cash at the same price per share as the Offer Price in the Merger, and (6) we have all financial resources, including committed debt financing, sufficient to finance the Offer and the Merger. See Section 12—“Sources and Amount of Funds.”

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What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), together with any Shares then owned by the Offeror, representing at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”);

•	the expiration or termination of any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), in respect of the Transactions, and Telecom Approvals (as defined in Section 15—“Certain Legal Matters; Regulatory Approvals” below) having been obtained;

•	the absence of any order (whether temporary, preliminary or permanent) issued by a governmental authority and remaining in effect that makes the Support Agreements (as defined below), the Offer, the Merger or any of the other Transactions illegal or otherwise prevents the consummation thereof, and the absence of an applicable law that would make the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger, illegal or violate any law;

•	the representations and warranties of ShoreTel (1) set forth in Section 3.8(a) and Section 3.8(d) (Absence of Certain Changes or Events) of the Merger Agreement, including ShoreTel’s representation that it will have unrestricted cash on its balance sheet equal to $95 million until September 30, 2017, $90 million after September 30, 2017 and on or before October 31, 2017, and $85 million after October 31, 2017 (the “Cash Representation”), must be true and correct in all respects as of the Expiration Time with the same effect as though made as of the Expiration Time, (2) set forth in Section 3.2(a), Section 3.2(b) and the last sentence of Section 3.2(d) (Capitalization) of the Merger Agreement must be true and correct in all respects (except for de minimis inaccuracies, it being understood that inaccuracies shall be deemed to be “de minimis” if and only if ShoreTel’s fully diluted capitalization as of the Capitalization Date (as defined in the Merger Agreement) does not exceed ShoreTel’s fully diluted capitalization set forth in Section 3.2(a) and Section 3.2(b) by more than 0.075% in the aggregate) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (3) set forth in Section 3.1 (Corporate Existence), the second sentence of Section 3.2(c) and Section 3.2(e) (Capitalization), Section 3.3 (Corporate Authority; Enforceability), Section 3.5(f)(ii) (Compliance with Laws; Permits), Section 3.17(a) (Finders; Brokers) and Section 3.19 (Opinion and Financial Advisor) of the Merger Agreement must be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” (as defined in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents” below) and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (4) set forth in the Merger Agreement, other than those Sections specifically identified in clauses (1), (2) and (3), must be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (4), where the failure to be true and correct would not have or reasonably be expected to have a Company Material Adverse Effect;

•	ShoreTel’s performance or compliance with its obligations, agreements and covenants as required under the Merger Agreement in all material respects;

•	the absence, since the date of the Merger Agreement, of any fact, state of facts, change, event, development, circumstance, occurrence or effect that, individually, or in the aggregate, has had a Company Material Adverse Effect; and

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•	the completion of a 15 consecutive business day marketing period (the “Marketing Period”) for the Debt Financing (as defined in Section 12—“Sources and Amount of Funds” below) in accordance with the Merger Agreement.

See Section 13—“Conditions of the Offer.”

Is there an agreement governing the Offer?

Yes. Mitel, Parent, the Offeror and ShoreTel have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents.”

What does the ShoreTel Board think about the Offer?

The board of directors for ShoreTel (the “ShoreTel Board”) has (1) determined and declared that the Offer, the Merger and the other Transactions are fair to and in the best interests of ShoreTel stockholders, (2) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that ShoreTel enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (3) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (4) resolved to recommend that ShoreTel’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares in the Offer (such recommendation, the “ShoreTel Board Recommendation”). The ShoreTel Board’s recommendation is subject to the terms of the Merger Agreement.

Has the ShoreTel Board received a fairness opinion in connection with the Offer and the Merger?

The ShoreTel Board considered the opinion, dated as of July 26, 2017, of J.P. Morgan Securities LLC (“J.P. Morgan”), the financial advisor to ShoreTel, to the ShoreTel Board as to the fairness, from a financial point of view, as of the date of the opinion, of the $7.50 in cash per Share to be paid to the holders of Shares in the Offer pursuant to the Merger Agreement, which opinion was based on and subject to the procedures followed, assumptions made, matters considered and limits on the scope of review undertaken, as more fully described the Schedule 14D-9 in connection with the Offer and the Merger under “Item 4. The Solicitation or Recommendation—Opinion of ShoreTel’s Financial Advisor.” The full text of J.P. Morgan’s written opinion, which describes the assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is included as an annex to the Schedule 14D-9. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

How long do I have to decide whether to tender in the Offer?

If you desire to tender all or any portion of your Shares to the Offeror pursuant to the Offer, you must comply with the procedures described in this Offer to Purchase and the Letter of Transmittal, as applicable, by the Expiration Time. The term “Expiration Time” means 5:00 p.m., New York City time, on September 18, 2017, unless the Offeror has extended the Offer, in which event the term “Expiration Time” means the latest time and date at which the Offer, as so extended by the Offeror, will expire, or the Offer is earlier terminated.

We are not providing for guaranteed delivery procedures.

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact their nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

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Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Offer may be extended as follows:

•	if at the then-scheduled Expiration Time, any of the Offer Conditions has not been satisfied or waived, in order to permit the satisfaction of such Offer Conditions, the Offeror may, in its sole discretion (and without the consent of ShoreTel or any other person), and if requested by ShoreTel, is required to, extend the Offer on one or more occasions in consecutive periods of up to ten business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and ShoreTel may agree) but not beyond November 23, 2017 or such later date as may be extended pursuant to the Merger Agreement (the “Termination Date”);

•	the Offeror will extend the Offer for any period required by applicable law, including any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of NASDAQ Global Select Market (“NASDAQ”);

•	if, at the then-scheduled Expiration Time, ShoreTel, on the one hand, or Parent or the Offeror, on the other hand, brings or has brought any Legal Action (as defined in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents” below) to enforce specifically the performance of the terms and provisions of the Merger Agreement by the other parties thereto, the Offer will be extended for the period during which such action is pending or by such other time period established by the governmental authority presiding over such action (but not beyond the Termination Date); and

•	the Offeror may, in its sole discretion, extend the Offer on one occasion for up to ten business days, the length of such period to be determined by Parent in its sole discretion (or such longer period as may be agreed by Parent and ShoreTel) (but not later than the Termination Date) if, at the then-scheduled Expiration Time, the full amount of the Debt Financing has not been funded and will not be available to be funded at the Offer Closing and at the consummation of the Merger (the “Closing”).

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and Paying Agent for the Offer, of that fact and will make a public announcement of the extension no later than 9:00 A.M., New York City time, on the business day after the day on which the Offer was scheduled to expire.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as soon as practicable following the Offer Closing without a subsequent offering period.

Have any stockholders already agreed to tender their Shares in the Offer?

Yes. In connection with the execution of the Merger Agreement, the directors and executive officers of ShoreTel (the “ShoreTel Supporting Equityholders”) have each entered into a Tender Support Agreement, dated as of July 26, 2017, with Parent and the Offeror (each a “Support Agreement”). ShoreTel has informed us that as of August 15, 2017, the executive officers and directors of ShoreTel collectively beneficially owned 627,154 Shares (excluding shares issuable upon exercise of Company Options (as defined in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents” below) and Shares issuable with respect to Company RSUs (as defined in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents” below)). Subject to the terms and conditions of the Support Agreement, each ShoreTel Supporting Equityholder has agreed, among other things, to tender his or her Shares into the Offer, and, subject to certain exceptions, not to transfer his or her Shares that are subject to the Support Agreement. The Support Agreement will terminate with respect to each stockholder upon the first to occur of (1) the mutual written consent of Parent

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and such ShoreTel Supporting Equityholder, (2) termination of the Merger Agreement in accordance with its terms, (3) the consummation of the Merger, (4) entry into an amendment or modification of the Offer or the Merger Agreement that results in a decrease in the Offer Price or a change in the form of consideration payable to the ShoreTel Supporting Equityholders or (5) the withdrawal or termination of the Offer by the Offeror or the expiration of the Offer without acceptance for payment of the Shares tendered by the ShoreTel Supporting Equityholders.

How do I tender my Shares?

If you wish to accept the Offer and:

•	you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered in accordance with the procedures described in this Offer to Purchase and the Letter of Transmittal; or

•	you are a record holder (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book entry” form in your name with ShoreTel’s transfer agent), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions (as defined in Section 2—“Acceptance for Payment and Payment for Shares” below), a manually executed facsimile thereof) or an Agent’s Message (as defined in Section 3—“Procedures for Tendering Shares” below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, to the Depositary and Paying Agent. These materials must reach the Depositary and Paying Agent before the Offer expires.

See the Letter of Transmittal and Section 3—“Procedures for Tendering Shares” for more information.

May I withdraw Shares I previously tendered in the Offer? Until what time may I withdraw tendered Shares?

Yes. You may withdraw previously tendered Shares any time prior to the Expiration Time, and, if not previously accepted for payment, at any time after October 15, 2017, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, by following the procedures for withdrawing your Shares in a timely manner. To withdraw Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary and Paying Agent for the Offer, while you have the right to withdraw the Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee prior to the Expiration Time to arrange for the withdrawal of your Shares in a timely manner. See Section 4—“Withdrawal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, net of applicable withholding taxes and without interest.

If we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the stockholders of ShoreTel will be required in

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connection with the consummation of the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 7—“Certain Effects of the Offer.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger with respect to Shares not tendered in the Offer if such stockholders properly perfect their right to seek appraisal under the DGCL. See Section 16—“Appraisal Rights.”

If the Offer is completed, will ShoreTel continue as a public company?

No. If the Offer is consummated, we intend to consummate the Merger immediately thereafter, and if the Merger occurs, ShoreTel will cease to be a public company. Following the Merger, ShoreTel will become a direct wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Mitel, the Shares will be delisted from NASDAQ and deregistered from the SEC.

What are your plans for ShoreTel after the Merger?

If the Offer is consummated and the Merger occurs, we will obtain control over the management of ShoreTel and the ShoreTel Board. Mitel is conducting a detailed review of ShoreTel and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes are desirable in connection with the combination of Mitel and ShoreTel. Mitel will continue to evaluate the business and operations of ShoreTel during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing to optimize the combined companies’ business, operations, capitalization and management. Mitel and ShoreTel will provide an attractive path forward for all cloud and premise customers and partners. We expect that all aspects of ShoreTel’s business will over time be fully integrated into Mitel. However, plans may change based on further analysis including changes in ShoreTel’s business, corporate structure, charter, bylaws, capitalization, board of directors and management. See Section 7—“Certain Effects of the Offer” and Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents.”

What is the market value of my Shares as of a recent date?

The Offer Price of $7.50 per Share represents a 28% premium to the closing price of the Shares on July 26, 2017, the last trading day before public announcement of the execution of the Merger Agreement.

We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer, as set forth in Section 13—“Conditions of the Offer,” are satisfied or, to the extent permitted, waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount in cash equal to the number of Shares you tendered multiplied by $7.50, net of applicable withholding taxes and without interest, promptly following the Expiration Time. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

What are the U.S. federal income tax consequences of participating in the Offer or the Merger?

A U.S. Holder (as defined in Section 5—“Certain U.S. Federal Income Tax Consequences”) that disposes of Shares pursuant to the Offer or the Merger generally will recognize capital gain or loss equal to the difference

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between the cash that the U.S. Holder receives pursuant to the Offer or the Merger and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer or the Merger.

We believe that ShoreTel is not, and will not have been at any time during the five-year period preceding the consummation of the Offer or the Merger, a “U.S. real property holding corporation” within the meaning of Section 897 of the Code (as defined in Section 5—“Certain U.S. Federal Income Tax Consequences”). Assuming this to be the case, a Non-U.S. Holder (as defined in Section 5—“Certain U.S. Federal Income Tax Consequences”) generally will not be subject to U.S. federal income tax on gain recognized on the disposition of Shares pursuant to the Offer or the Merger; provided that (1) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States and (2) in the case of a Non-U.S. Holder that is an individual, the Non-U.S. Holder is not present in the United States for 183 days or more during the taxable year of the disposition.

If, contrary to our belief, ShoreTel is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period of its Shares and such Non-U.S. Holder beneficially owned more than 5% of the Shares at any time during such period, such Non-U.S. Holder may be subject to U.S. federal income tax on any gain recognized upon the disposition of Shares pursuant to the Offer or the Merger. See Section 5—“Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase.

ShoreTel’s stockholders are urged to read carefully Section 5—“Certain U.S. Federal Income Tax Consequences” and to consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances of exchanging their Shares pursuant to the Offer or exchanging Shares pursuant to the Merger, including the consequences under any applicable state, local, non-U.S. or other tax laws. See Section 5—“Certain U.S. Federal Income Tax Consequences.”

What will happen to my stock options in the Offer and the Merger?

Options to acquire Shares granted by ShoreTel under its equity incentive plans (each a “Company Option”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (1) each Company Option that is outstanding and is vested as of immediately prior to the Effective Time (including those which accelerate pursuant to employment agreements, retention agreements or other equity agreements or plans or as specified in the Merger Agreement) by virtue of the Merger, will be automatically canceled and converted into the right to receive from the Surviving Corporation an amount in cash, net of applicable withholding taxes and without interest, equal to the Offer Price, less the option exercise price, provided that any such Company Option with a per share exercise price that is equal to or greater than the Offer Price will be canceled for no consideration, and (2) each other Company Option that is outstanding immediately prior to the Effective Time will be canceled for no consideration.

What will happen to my restricted stock units in the Offer and the Merger?

Restricted stock units granted by ShoreTel under its equity incentive plans (each, a “Company RSU”) are not sought in or affected by the Offer. However, pursuant to the terms of the Merger Agreement, at the Effective Time, (1) each Company RSU that is vested as of immediately prior to the Effective Time (including those which accelerate pursuant to employment agreements, retention agreements or other equity agreements or plans or as specified in the Merger Agreement) will be canceled in exchange for an amount in cash equal to the Offer Price, and (2) each other Company RSU will be canceled for no consideration.

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What will happen to ShoreTel’s 2007 Employee Stock Purchase Plan and 2016 Employee Stock Purchase Plan (together, the “Company ESPPs”)?

The Company ESPPs were suspended on the date of the Merger Agreement, and will be terminated upon the consummation of the Merger pursuant to the terms of the Merger Agreement. All amounts credited to the accounts of participants in the Company ESPPs which have not been used to purchase Shares prior to July 26, 2017 will be returned to such participants (without interest, except as required by applicable law) as soon as practicable and in accordance with the Company ESPPs.

Whom can I contact if I have questions about the Offer?

For further information, you can call Alliance Advisors, LLC, the Information Agent for the Offer. Banks, Brokerage Firms and stockholders, please call: (833) 501-4817.

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To: Holders of Shares of Common Stock of ShoreTel:

Introduction

Shelby Acquisition Corporation (the “Offeror”), a Delaware corporation and a wholly-owned subsidiary of Mitel US Holdings, Inc. (“Parent”), a Delaware corporation and a wholly-owned subsidiary of Mitel Networks Corporation (“Mitel”), a Canadian corporation, hereby offers to purchase all of the outstanding shares (the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of ShoreTel, Inc. (“ShoreTel”), a Delaware corporation, at a purchase price of $7.50 per Share, net to the holders thereof, payable in cash (the “Offer Price”), net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with any permitted amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of July 26, 2017 by and among Parent, the Offeror, ShoreTel and, solely with respect to the matters set forth in Section 1.1(i), Section 5.8, Section 5.10, Section 8.15(a) and Section 8.17 thereof, Mitel (as it may be amended from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Offeror will merge with and into ShoreTel, with ShoreTel surviving as a direct wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Mitel (the “Merger”). As a result of the Merger, the Shares will cease to be publicly traded. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to in this Offer to Purchase as the “Transactions”.

If your Shares are registered in your name and you tender directly to Computershare Trust Company N.A. as depositary and paying agent, you will not be obligated to pay brokerage fees or commissions on the purchase of Shares by the Offeror. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should check with your broker, dealer, commercial bank, trust company or other nominee as to whether they charge any service fees.

The Offer is not subject to any financing condition. The Offer is conditioned upon, among others things, the following:

•	the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”)), together with any Shares then owned by the Offeror, representing at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”);

•	the expiration or termination of any applicable waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and Telecom Approvals (as defined in Section 15—“Certain Legal Matters; Regulatory Approvals” below) having been obtained;

•	the absence of any order (whether temporary, preliminary or permanent) issued by a governmental authority and remaining in effect that makes the Support Agreements (as defined below), the Offer, the Merger or any of the other Transactions illegal or otherwise prevents the consummation thereof, and the absence of an applicable law that would make the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger, illegal or violate any law;

•

the representations and warranties of ShoreTel, (i) set forth in Section 3.8(a) and Section 3.8(d) (Absence of Certain Changes or Events) of the Merger Agreement, including the Cash Representation, must be true and correct in all respects as of the Expiration Time (as defined in Section 1—“Terms of the Offer” below) with the same effect as though made as of the Expiration

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Time, (ii) set forth in Section 3.2(a), Section 3.2(b) and the last sentence of Section 3.2(d) (Capitalization) of the Merger Agreement must be true and correct in all respects (except for de minimis inaccuracies, it being understood that inaccuracies shall be deemed to be “de minimis” if and only if ShoreTel’s fully diluted capitalization as of the Capitalization Date (as defined in the Merger Agreement) does not exceed ShoreTel’s fully diluted capitalization set forth in Section 3.2(a) and Section 3.2(b) by more than 0.075% in the aggregate) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (iii) set forth in Section 3.1 (Corporate Existence), the second sentence of Section 3.2(c) and Section 3.2(e) (Capitalization), Section 3.3 (Corporate Authority; Enforceability), Section 3.5(f)(ii) (Compliance with Laws; Permits), Section 3.17(a) (Finders; Brokers) and Section 3.19 (Opinion and Financial Advisor) of the Merger Agreement must be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” (as defined in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents” below) and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iv) set forth in the Merger Agreement, other than those Sections specifically identified in clauses (i), (ii) and (iii), must be true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (iv), where the failure to be true and correct would not have or reasonably be expected to have a Company Material Adverse Effect (the “Representations Condition”);

•	ShoreTel’s performance or compliance with its obligations, agreements and covenants as required under the Merger Agreement in all material respects (the “Covenants Condition”);

•	the absence, since the date of the Merger Agreement, of any fact, state of facts, change, event, development, circumstance, occurrence or effect that, individually or in the aggregate, has had a Company Material Adverse Effect (the “MAE Condition”);

•	the Merger Agreement not having been terminated (the “Termination Condition”); and

•	the completion of a 15 consecutive business day marketing period (the “Marketing Period”) for the Debt Financing (as defined in Section 12—“Sources and Amount of Funds” below) in accordance with the Merger Agreement.

The Offer is also subject to certain other terms and conditions. See Section 13—“Conditions of the Offer.”

The Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on September 18, 2017 or, if the Offer has been extended pursuant to and in accordance with the Merger Agreement, the date and time to which the Offer has been so extended. See Section 1—“Terms of the Offer,” Section 13—“Conditions of the Offer” and Section 15—“Certain Legal Matters; Regulatory Approvals.”

In connection with the execution of the Merger Agreement, the directors and executive officers of ShoreTel (the “ShoreTel Supporting Equityholders”) have each entered into a Tender Support Agreement, dated as of July 26, 2017, with Parent and the Offeror (each a “Support Agreement”). ShoreTel has informed us that as of August 15, 2017, the executive officers and directors of ShoreTel collectively beneficially owned 627,154 Shares (excluding shares issuable upon exercise of Company Options (as defined in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents” below) and Shares issuable with respect to Company RSUs (as defined in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents” below)). Subject to the terms and conditions of the Support Agreement, each ShoreTel Supporting Equityholder has agreed, among other things, to tender his or her Shares into the Offer, and, subject to certain exceptions, not to transfer his or her Shares that are subject to the Support Agreement. The Support Agreement will terminate with respect

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to each ShoreTel Supporting Equityholder upon the first to occur of (1) the mutual written consent of Parent and such ShoreTel Supporting Equityholder, (2) termination of the Merger Agreement in accordance with its terms, (3) the consummation of the Merger, (4) entry into an amendment or modification of the Offer or the Merger Agreement that results in a decrease in the Offer Price or a change in the form of consideration payable to the ShoreTel Supporting Equityholders or (5) the withdrawal or termination of the Offer by the Offeror or the expiration of the Offer without acceptance for payment of the Shares tendered by the ShoreTel Supporting Equityholders.

The board of directors for ShoreTel (the “ShoreTel Board”) has (1) determined and declared that the Offer, the Merger and the other Transactions are fair to and in the best interests of ShoreTel stockholders, (2) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that ShoreTel enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (3) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (4) resolved to recommend that ShoreTel’s stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares in the Offer.

For factors considered by the ShoreTel Board in connection with making its recommendation, see Item 4 of ShoreTel’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the U.S. Securities and Exchange Commission (the “SEC”), a copy of which (without certain exhibits) is being furnished to ShoreTel’s stockholders concurrently herewith under the heading “Reasons for Recommendation of the Board.”

The Offer is being made pursuant to the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), in accordance with the relevant provisions of the DGCL. The Merger will become effective upon filing of the Certificate of Merger or at such later date or time as Parent and ShoreTel may agree and specify in the Certificate of Merger (the “Effective Time”). At the Effective Time, each issued and outstanding Share (other than (1) Shares owned by ShoreTel as treasury stock, or any of ShoreTel’s direct or indirect wholly-owned subsidiaries, or owned by Mitel and its subsidiaries (including any Shares acquired by the Offeror in the Offer), in each case, both at the commencement of the Offer and immediately before the Effective Time (collectively, the “Excluded Shares”), and (2) Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted automatically into and will thereafter represent only the right to receive an amount in cash equal to the Offer Price, net of applicable withholding taxes and without interest (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents.”

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the consummating corporation, equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the consummating corporation may effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Time, is one Share more than 50% of the outstanding Shares, the Offeror will not seek the approval of ShoreTel’s remaining public stockholders before effecting the Merger. Section 251(h) also requires that the Merger Agreement provide that such merger will be

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effected as soon as practicable following the consummation of the tender offer. Therefore, ShoreTel, Parent and the Offeror have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, but in any event no later than the date of, and immediately following, the payment for the Shares tendered in the Offer. See Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents.”

No appraisal rights are available in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholder will not be entitled to receive the Offer Price or the Merger Consideration (in each case, net of applicable withholding taxes and without interest), but instead will be entitled to receive only those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16—“Appraisal Rights.”

The ShoreTel Board considered the opinion, dated as of July 26, 2017, of J.P. Morgan Securities LLC (“J.P. Morgan”), the financial advisor to ShoreTel, to the ShoreTel Board as to the fairness, from a financial point of view, as of the date of the opinion, of the $7.50 in cash per Share to be paid to the holders of Shares in the Offer pursuant to the Merger Agreement, which opinion was based on and subject to the procedures followed, assumptions made, matters considered and limits on the scope of review undertaken, as more fully described the Schedule 14D-9 in connection with the Offer and the Merger under “Item 4. The Solicitation or Recommendation—Opinion of ShoreTel’s Financial Advisor.” The full text of J.P. Morgan’s written opinion, which describes the assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is included as an annex to the Schedule 14D-9. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

The Offeror has engaged Computershare Trust Company N.A. to act as the depositary and paying agent for the Offer (the “Depositary and Paying Agent”). The Offeror has engaged Alliance Advisors, LLC to act as information agent for the Offer (the “Information Agent”). The Merger Agreement provides that Parent will pay all fees and expenses of the Depositary and Paying Agent.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at the Offeror’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

This Offer to Purchase, the related Letter of Transmittal and the other documents referred to in this Offer to Purchase contain important information and such documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

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The Tender Offer

1. Terms of the Offer

Upon the terms and subject to the satisfaction or, to the extent permitted, waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we have agreed in the Merger Agreement to accept for payment and pay for all Shares validly tendered and not validly withdrawn by the Expiration Time in accordance with the procedures described in Section 4—“Withdrawal Rights.” The term “Expiration Time” means 5:00 p.m., New York City time, on September 18, 2017, unless the Offeror, in accordance with the Merger Agreement, has extended the Offer, in which event the term “Expiration Time” means the latest time and date at which the offering period of the Offer, as so extended by the Offeror, will expire. For purposes of the Offer, as provided under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions described in Section 13—“Conditions of the Offer” (the “Offer Conditions”). The Offeror may, subject to the terms and conditions of the Merger Agreement, terminate the Offer without purchasing any Shares if the conditions described in Section 13 are not satisfied or waived. See Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents—The Merger Agreement—Conditions to the Consummation of the Merger—Termination.”

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Offeror expressly reserves the right to increase the Offer Price, waive any Offer Condition (other than the Minimum Condition) or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, the Offeror has agreed that it will not, without the prior written consent of ShoreTel, (1) reduce the maximum number of Shares sought to be purchased in the Offer, (2) reduce the Offer Price or change the form of consideration payable in the Offer, (3) change, modify or waive the Minimum Condition or Termination Condition, (4) impose conditions to the Offer that are different than or in addition to the Offer Conditions, (5) modify or amend any existing Offer Condition in a manner that is adverse to the holders of the Shares (other than in an immaterial respect) or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or the Offeror to consummate the Offer, (6) except as otherwise required or expressly permitted by the Merger Agreement, extend or otherwise change the Expiration Time, (7) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act or (8) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of the Shares or in any manner that delays or unreasonably interferes with, hinders or impairs the consummation of the Offer. The Offer may not be terminated prior to its scheduled Expiration Time, unless the Merger Agreement is terminated in accordance with its terms.

The Merger Agreement provides, among other things, that with respect to the Offer Price and Merger Consideration, if at any time on or after the date of the Merger Agreement and at or prior to the time the Offeror accepts Shares for payment, there is any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Common Stock, the Offer Price and the Merger Consideration will be adjusted appropriately and proportionately to provide to the holders of the Shares the same economic effect as contemplated by the Merger Agreement prior to such action.

Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, the Offer will be extended as follows: (1) if at the then-scheduled Expiration Time, any of the Offer Conditions have not been satisfied or waived, in order to permit the satisfaction of such Offer Conditions, the Offeror may, in its sole discretion (and without the consent of ShoreTel or any other person), and

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if requested by ShoreTel, is required to, extend the Offer on one or more occasions in consecutive periods of up to ten business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and ShoreTel may agree) but not beyond November 23, 2017 or such later date as may be extended pursuant to the Merger Agreement (the “Termination Date”); (2) the Offeror will extend the Offer for any period required by applicable law, including any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of NASDAQ Global Select Market (“NASDAQ”); and (3) if, at the then-scheduled Expiration Time, ShoreTel, on the one hand, or Parent or the Offeror, on the other hand, brings or has brought any Legal Action (as defined in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents” below) to enforce specifically the performance of the terms and provisions of the Merger Agreement by the other parties thereto, the Offer will be extended for the period during which such action is pending or by such other time period established by the governmental authority presiding over such action (but not beyond the Termination Date).

Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms (in which case the Offer would also expire at that time), the Offeror may, in its sole discretion, extend the Offer on one occasion for up to ten business days, the length of such period to be determined by Parent in its sole discretion (or such longer period as may be agreed by Parent and ShoreTel) (but not later than the Termination Date) if, at the then-scheduled Expiration Time, the full amount of the Debt Financing (as defined in Section 12—“Sources and Amount of Funds” below) has not been funded and will not be available to be funded at the consummation of the Offer (the “Offer Closing”) and at the consummation of the Merger (the “Closing”).

There can be no assurance that the Offeror will exercise any right to extend the Offer or that the Offeror will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, the Offeror makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Offeror will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, or otherwise. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date a material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Time the Offeror decreases the number of Shares being sought or changes the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of that increase or change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of that 10th business day.

The Offeror expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions set forth in Section 13—“Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents—The Merger Agreement—Conditions to the Consummation of the Merger—Termination.” Under certain circumstances, Parent and the Offeror may terminate the Merger Agreement and the Offer, but Parent and the Offeror are prohibited from terminating the Offer prior to any then-scheduled Expiration Time without the prior written consent of ShoreTel, in its sole discretion, unless the Merger Agreement has been terminated in accordance with its terms.

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The Offeror expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15—“Certain Legal Matters; Regulatory Approvals.” See Section 13—“Conditions of the Offer”. The reservation by the Offeror of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires the Offeror to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the obligations of the Offeror under those rules or the manner in which the Offeror may choose to make any public announcement, the Offeror currently intends to make announcements by issuing a press release to a national news service and making any appropriate filings with the SEC.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on ShoreTel’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended in accordance with the terms of the Merger Agreement, the terms and conditions of any such extension or amendment), including satisfaction or waiver of all of the Offer Conditions, the Offeror will, and Parent will cause the Offeror to, immediately following the Expiration Time, irrevocably accept for payment, and, within three business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) following acceptance for payment thereafter pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, the Offeror reserves the right to delay acceptance for payment of, or payment for, Shares, pending receipt of the regulatory or governmental approvals specified in Section 15—“Certain Legal Matters; Regulatory Approvals.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (1) certificates representing those Shares or confirmation of the book-entry transfer of those Shares into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (2) a Letter of Transmittal (or, with respect to a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof or an Agent’s Message (as defined in Section 3—“Procedures for Tendering Shares” below), properly completed and duly executed, with any required signature guarantees and (3) any other documents required by the Letter of Transmittal. See Section 3—“Procedures for Tendering Shares.” Accordingly, tendering stockholders may be paid, at different times, depending upon when certificates or book-entry transfer confirmations with respect to their Shares are actually received by the Depositary and Paying Agent.

Voluntary Offer, COY: SHOR

For purposes of the Offer, the Offeror will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when the Offeror gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from the Offeror and transmitting those payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

We are not providing for guaranteed delivery procedures.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for those unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” those Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Time, the Offeror increases the consideration offered to holders of Shares pursuant to the Offer, that increased consideration will be paid to holders of all Shares that are tendered pursuant to the Offer, whether or not those Shares were tendered prior to that increase in consideration.

3. Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary and Paying Agent at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Time and either (1) certificates representing Shares tendered must be delivered to the Depositary and Paying Agent or (2) those Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of that delivery received by the Depositary and Paying Agent (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and Paying Agent and forming a part of a Book-Entry Confirmation (as defined below), which states that (x) DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of that Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (y) the Offeror may enforce that agreement against the participant.

Book-Entry Transfer. The Depositary and Paying Agent has agreed to establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer those Shares into the Depositary and Paying Agent’s account in accordance with DTC’s procedures for that transfer using DTC’s ATOP system. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary and Paying Agent at its address set forth on the back cover of this Offer to Purchase by the Expiration Time. The confirmation of a book-entry transfer of Shares into the Depositary and Paying Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Voluntary Offer, COY: SHOR

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary and Paying Agent.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by an Eligible Institution. Signatures on a Letter of Transmittal need not be guaranteed (1) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith, the owners’ powers are not signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (2) if those Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are held through a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary and Paying Agent, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all those documents will be deemed made, and risk of loss of the certificate representing Shares will pass, only when actually received by the Depositary and Paying Agent (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If the delivery is by mail, it is recommended that all those documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares (pursuant to any one of the procedures described above) will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell, transfer and assign the Shares tendered, as specified in the Letter of Transmittal (and any and all other Shares or other securities issued or issuable in respect of such Shares), and that when the Offeror accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Offeror’s acceptance for payment of Shares (tendered pursuant to one of the procedures described above) will constitute a binding agreement between the tendering stockholder and the Offeror upon the terms and subject to the conditions of the Offer.

Other Requirements. Notwithstanding any provision of this Offer to Purchase, the Offeror will pay for Shares pursuant to the Offer only after timely receipt by the Depositary and Paying Agent of (1) certificates for (or a timely Book-Entry Confirmation with respect to) those Shares, (2) a Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates or Book-Entry Confirmations with respect to their Shares are actually received by the Depositary and Paying Agent. Under no circumstances will interest be paid by the Offeror on the purchase price of Shares, regardless of any extension of the Offer or any delay in making that payment.

Voluntary Offer, COY: SHOR

Binding Agreement. The acceptance for payment by the Offeror of Shares (tendered pursuant to one of the procedures described above) will constitute a binding agreement between the tendering stockholder and the Offeror upon the terms and subject to the conditions of the Offer.

Irrevocable Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of the Offeror as that stockholder’s true and lawful agent and attorney-in-fact and proxies, each with full power of substitution and re-substitution, to the full extent of that stockholder’s rights with respect to the Shares tendered by that stockholder and accepted for payment by the Offeror and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares on or after the date of the Merger Agreement. Such proxies and powers of attorney will be irrevocable and deemed to be coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, the Offeror accepts for payment Shares tendered by the stockholder as provided herein. Upon the effectiveness of the appointment, all prior powers of attorney, proxies and consents given by that stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Upon the effectiveness of the appointment, the Offeror’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of that stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of ShoreTel’s stockholders, by written consent in lieu of any such meeting or otherwise. The Offeror reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the Offeror’s payment for those Shares, the Offeror must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to those Shares, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Offeror (which may delegate such power, in whole or in part, to the Depositary and Paying Agent) in its sole and absolute discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Offeror, be unlawful. The Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding to the fullest extent permitted by law.

No alternative, conditional or contingent tenders will be accepted.

4. Withdrawal Rights

A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Time and, if not previously accepted for payment, at any time after October 15, 2017, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, but only in accordance with the procedures described in this Section 4; otherwise, the tender of Shares pursuant to the Offer is irrevocable.

For a withdrawal of Shares to be effective, a written or, with respect to Eligible Institutions, facsimile transmission, notice of withdrawal with respect to the Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of

Voluntary Offer, COY: SHOR

withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered those Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of those certificates. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.

If the Offeror extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to the Offeror’s rights under this Offer, the Depositary and Paying Agent may nevertheless, on behalf of the Offeror, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offeror (which may delegate such power in whole or in part to the Depositary and Paying Agent), in its sole and absolute discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror also reserves the absolute right to waive any defect or irregularity in the notice of withdrawal of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give that notification.

5. Certain U.S. Federal Income Tax Consequences

The following summary describes certain U.S. federal income tax consequences to beneficial holders of Shares with respect to the disposition of Shares pursuant to the Offer or the Merger. It addresses only holders that hold Shares as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities, commodities or currencies, banks, thrifts and other financial institutions, mutual funds, insurance companies, governmental organizations, tax-exempt entities, qualified retirement plans or other tax deferred accounts, holders that own or have owned more than 5% of the Shares by vote or value (whether those Shares are or were actually or constructively owned), regulated investment companies, real estate mortgage investment conduits, real estate investment trusts, common trust funds, holders subject to the alternative minimum tax provisions of the Code, corporations that accumulate earnings to avoid U.S. federal income tax, persons holding Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, persons

Voluntary Offer, COY: SHOR

holding Shares that are a hedge or that are hedged against interest rate risks, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, U.S. Holders (as defined below) that have a “functional currency” other than the U.S. dollar, U.S. expatriates, dissenting stockholders, and persons that acquired Shares in a compensatory transaction. In addition, this summary does not address persons that hold an interest in a partnership, S corporation or other pass-through entity that holds Shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or U.S. federal non-income tax considerations (e.g., the federal estate or gift tax).

The following is based on the provisions of the Code, final, proposed and temporary Treasury regulations promulgated under the Code (“Treasury Regulations”), administrative rulings and other guidance, and court decisions, in each case as in effect on the date of this Offer to Purchase, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of Shares that is (1) a citizen or individual resident of the United States for U.S. federal income tax purposes; (2) a corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust if (a) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (b) the trust has properly elected under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” is a beneficial owner of Shares, other than a partnership or an entity classified as a partnership for U.S. federal income tax purposes that is not a U.S. Holder.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) generally will depend on the status or activities of the partner or the partnership. Partnerships (or other entities classified as partnerships for U.S. federal income tax purposes) that are beneficial owners of Shares, and partners in such partnerships or such other entities, are urged to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the disposition of Shares pursuant to the Offer or the Merger.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Because individual circumstances may vary, holders of Shares should consult their own tax advisors as to the tax consequences of the Offer and the Merger to a beneficial holder of Shares in their particular circumstances, including the application of any state, local or non-U.S. tax laws and tax treaties and any changes in such laws or treaties.

Receipt of Cash Pursuant to the Offer or the Merger

U.S. Holders

A U.S. Holder that disposes of Shares pursuant to the Offer or the Merger generally will recognize gain or loss equal to the difference between the cash that the U.S. Holder receives pursuant to the Offer or the Merger and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer or the Merger, respectively. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) disposed of pursuant to the Offer or the Merger. Such recognized gain or loss will generally constitute capital gain or loss, and will be long-term capital gain or loss if the Shares disposed of in the Offer or the Merger are held for more than one year. Certain non-corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations.

Voluntary Offer, COY: SHOR

U.S. Holders that are individuals, estates or trusts, and whose income exceeds certain thresholds, are required to pay an additional 3.8% tax on, among other items, capital gains from the disposition of Shares, subject to certain limitations and exceptions. U.S. Holders are urged to consult their own tax advisors regarding the effect, if any, of the relevant U.S. federal income tax legislation on their disposition of Shares pursuant to the Offer or the Merger.

Non-U.S. Holders

In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the receipt of cash in exchange for the disposition of Shares pursuant to the Offer or the Merger unless:

•	the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of such Non-U.S. Holder);

•	the Non-U.S. Holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	ShoreTel is, or has been, a “U.S. real property holding corporation” within the meaning of Section 897 of the Code for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder’s holding period for its Shares and such Non-U.S. Holder beneficially owned more than 5% of the Shares at any time during such period. ShoreTel does not believe it is or has been a U.S. real property holding corporation during the preceding five years and, although there can be no assurance, does not anticipate becoming one prior to the Merger.

Gain that is described in the first bullet point immediately above generally will be subject to U.S. federal net income taxation at regular graduated U.S. federal income tax rates. If the Non-U.S. Holder is a foreign corporation, a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) also may apply to its effectively connected earnings and profits. An individual Non-U.S. Holder described in the second bullet point immediately above generally will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty) on the gain derived from the disposition of Shares pursuant to the Offer or the Merger, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States), provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses. Any gain that is described in the third bullet point immediately above if ShoreTel was, or is, a “U.S. real property holding corporation” generally would be subject to U.S. federal income tax in the same manner as described above with respect to gain described in the first bullet point. Each Non-U.S. Holder is urged to consult its own tax advisor regarding the manner in which gain or loss should be calculated as a result of the Offer or the Merger.

Information Reporting and Backup Withholding Tax

Payments made to holders of Shares in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption in a manner satisfactory to the Depositary and Paying Agent should properly complete and return Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person within the meaning of Section 7701(a)(30) of the Code, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Non-U.S. Holders that do not otherwise establish an exemption in a manner satisfactory to the Depositary and Paying Agent should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary and Paying Agent, in order to avoid backup withholding. Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.

Voluntary Offer, COY: SHOR

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a holder’s U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES TO HOLDERS OF SHARES WITH RESPECT TO THE DISPOSITION OF SHARES PURSUANT TO THE OFFER OR THE MERGER. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

6. Price Range of Shares; Dividends

The Shares are listed on the NASDAQ under the symbol “SHOR”. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share on the NASDAQ as reported by published financial sources with respect to periods occurring in fiscal years 2015, 2016, 2017 and 2018:

Fiscal Year	High	Low
2015:
First Quarter	$7.20	$5.80
Second Quarter	$8.35	$5.73
Third Quarter	$7.79	$6.49
Fourth Quarter	$7.38	$6.50
2016:
First Quarter	$7.90	$6.63
Second Quarter	$10.56	$7.34
Third Quarter	$9.05	$6.88
Fourth Quarter	$7.63	$5.83
2017:
First Quarter	$8.56	$6.49
Second Quarter	$8.41	$6.25
Third Quarter	$7.60	$5.55
Fourth Quarter	$6.80	$5.68
2018:
First Quarter (through August 16, 2017)	$7.55	$5.60

The Offer Price of $7.50 per Share represents a premium of 28% over the closing price of the Shares on July 26, 2017 (the last trading day before public announcement of the execution of the Merger Agreement). On August 16, 2017, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on the NASDAQ was $7.50 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

ShoreTel has never paid any cash dividends on its Common Stock. Under the terms of the Merger Agreement, between the date of the Merger Agreement and prior to the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, ShoreTel is not permitted, without the prior written consent of Parent, to declare, set aside for payment or pay any dividend on, or make any other distribution or transfer in respect of, any shares of its capital stock other than dividends and distributions by a direct or indirect wholly-owned subsidiary of ShoreTel to its parent. See Section 14—“Dividends and Distributions.”

Voluntary Offer, COY: SHOR

7. Certain Effects of the Offer

If, as a result of the Offer, the Offeror owns Shares representing at least one Share more than 50% of the then outstanding Shares, Parent, the Offeror and ShoreTel will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, consummate the Merger under the provisions of Section 251(h) of the DGCL without prior notice to, or any action by, any other stockholder of ShoreTel as soon as practicable following the consummation of the Offer. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for the Shares. If the Offer is consummated, there will be no market for the Shares because Parent and Offeror intend to consummate the Merger as soon as practicable following the Offer Closing.

NASDAQ Listing. The Shares are currently listed on the NASDAQ and trade under the symbol “SHOR.” Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on the NASDAQ because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend to cause ShoreTel to delist the Shares from the NASDAQ.

Exchange Act Registration. The Shares are currently registered under the Exchange Act.

We intend to seek to cause ShoreTel to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by ShoreTel to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to ShoreTel. Furthermore, the ability of “affiliates” of ShoreTel and persons holding “restricted securities” of ShoreTel to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s (as defined below) list of “margin securities” or eligible for stock exchange listing.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8. Certain Information Concerning ShoreTel

The summary information set forth below is qualified in its entirety by reference to ShoreTel’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. None of Mitel, Parent or Offeror has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, none of Mitel, Parent or Offeror assumes any responsibility for the accuracy or completeness of the information concerning ShoreTel, whether furnished by ShoreTel or contained in such filings, or for any failure by ShoreTel to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Mitel, Parent or Offeror.

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General. ShoreTel is a Delaware corporation that provides communications solutions to businesses worldwide. The address of ShoreTel’s principal executive offices and ShoreTel’s phone number at its principal executive offices are as set forth below:

ShoreTel, Inc.

960 Stewart Drive

Sunnyvale, CA 94085

1 (844) 746-7383

In connection with our due diligence review of ShoreTel, ShoreTel made available to us certain financial information described under the heading “Company Financial Projections” in Item 4.—“The Solicitation or Recommendation” of the Schedule 14D-9. However, in its own assessment of ShoreTel’s value, Mitel significantly reduced the results projected in ShoreTel’s stand-alone plan. Moreover, Mitel expects to generate significant synergies from the acquisition of ShoreTel. Consequently, a significant amount of the value proposed to be paid in the Offer and the Merger is attributable to the synergies Mitel expects to generate from the acquisition and not from ShoreTel’s value as a stand-alone entity.

Additional Information. The Shares are registered under the Exchange Act. Accordingly, ShoreTel is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning ShoreTel’s directors and officers, their compensation, stock options and restricted stock units granted to them, the principal holders of ShoreTel’s securities, any material interests of such persons in transactions with ShoreTel and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on October 7, 2016 and distributed to ShoreTel’s stockholders. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including ShoreTel, that file electronically with the SEC.

9. Certain Information Concerning the Offeror, Parent and Mitel

Mitel was incorporated on January 12, 2001 under the Canada Business Corporations Act. Mitel is a global provider of enterprise communications powering more than two billion business connections. Mitel’s innovation and communications experts serve more than 60 million business users in more than 100 countries. Mitel’s principal executive office is located at 350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7, and its telephone number at that location is (613) 592-2122. Mitel’s common shares are listed on the NASDAQ and trade under the symbol “MITL,” and are also listed on the Toronto Stock Exchange and trade under the symbol “MNW.”

Parent is a Delaware corporation and wholly-owned subsidiary of Mitel formed on July 13, 2007. The Offeror is a wholly-owned subsidiary of Parent formed on July 25, 2017 solely for the purpose of completing the Offer and the Merger and has conducted no business activities other than those relating to the structuring and negotiation of the Offer and the Merger. Until immediately prior to the time the Offeror purchases Shares pursuant to the Offer, it is not anticipated that the Offeror will have any significant assets or liabilities or engage in activities other than those incidental to its formation, capitalization and the transactions contemplated by the Offer and/or the Merger. Parent’s principal executive office is located at 1146 North Alma School Road, Mesa, Arizona 85201, and its telephone number at that location is (480) 961 9000, and the Offeror’s principal executive office is located at c/o Mitel US Holdings, Inc., 1146 North Alma School Road, Mesa, Arizona 85201, and its telephone number at that location is (480) 961 9000.

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The name, business address, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of each of Mitel, Parent and the Offeror are set forth in Schedule A to this Offer to Purchase (“Schedule A”). Except as set forth elsewhere in this Offer to Purchase, (1) none of Mitel, Parent, the Offeror or, to the knowledge of each of Mitel, Parent and the Offeror, any of the entities or persons listed in Schedule A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (2) none of Mitel, Parent, Offeror or, to the best of their knowledge, any of the entities or persons listed in Schedule A has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(i) None of Mitel, Parent, the Offeror or, to the knowledge of each of Mitel, Parent and the Offeror, any of the entities or persons listed in Schedule A, beneficially owns or has a right to acquire any Shares or any other equity securities of ShoreTel, and (ii) none of Mitel, Parent, the Offeror or, to the knowledge of each of Mitel, Parent, and the Offeror, any of the entities or persons referred to in clause (1) above, has effected any transaction in Shares or any other equity securities of ShoreTel during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase, (1) none of Mitel, Parent, the Offeror or, to the knowledge of each of Mitel, Parent and the Offeror, any of the entities or persons listed on Schedule A, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of ShoreTel, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, (2) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Mitel, Parent, the Offeror or, to the knowledge of each of Mitel, Parent and the Offeror, any of the entities or persons listed in Schedule A, on the one hand, and ShoreTel or any of its executive officers, directors and/or affiliates, on the other hand, and (3) there have been no contracts, negotiations or transactions between Mitel, Parent, the Offeror or, to the knowledge of each of Mitel, Parent, and the Offeror, any of the entities or persons listed in Schedule A, on the one hand, and ShoreTel or any of its executive officers, directors and/or affiliates, on the other hand concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

None of Mitel, Parent or the Offeror has made arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense.

Pursuant to Rule 14d-3 under the Exchange Act, the Offeror, Parent and Mitel have filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and its exhibits are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Copies of this information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at http://www.sec.gov that contains the Schedule TO and its exhibits and other information that the Offeror has filed electronically with the SEC.

10. Background of the Offer; Contacts with ShoreTel

The following is a description of significant contacts between representatives of Mitel, on the one hand, and representatives of ShoreTel, on the other hand, that resulted in the execution and delivery of the Merger Agreement and commencement of the Offer. The discussion below covers only the key events and does not attempt to describe every communication between Mitel and its representatives, on the one hand, and ShoreTel

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and its representatives, on the other hand. For a summary of the activities of ShoreTel and its representatives leading up to the execution and delivery of the Merger Agreement, please refer to the Schedule 14D-9, which has been filed with the SEC and is being mailed to ShoreTel stockholders with this Offer to Purchase.

For several years, Mitel has publicly stated that it intends to be a consolidator in the business communications market. Mitel has a proactive merger and acquisition program, continually evaluates potential acquisition candidates and has completed a number of acquisitions in the past five years, most recently the acquisition of Toshiba Corporation’s Unified Communications business. Consistent with Mitel’s consolidation strategy, over the past several years Mitel has at various times had discussions regarding a potential business combination with ShoreTel.

For example, from February through March 2013, Mitel and ShoreTel engaged in preliminary discussions regarding a potential business combination. In May and June 2013, the parties conducted reciprocal due diligence and the exchange and negotiation of several drafts of a definitive arrangement agreement, which reflected a merger of equals transaction in which the outstanding Mitel common shares would be exchanged for Shares, but no agreement was reached. In mid-June, ShoreTel informed Mitel that ShoreTel was no longer interested in pursuing a transaction.

In January 2014, Mitel completed the acquisition of Aastra Technologies Limited. With the integration plan for Aastra well advanced, Mitel began to consider other consolidation opportunities. Mitel continued to believe in the merits of a business combination with ShoreTel and on October 2, 2014, Rich McBee, Chief Executive Officer of Mitel, delivered a non-binding proposal to Charles Kissner, the then Chairman of ShoreTel, which proposed that Mitel would acquire ShoreTel at a price of $8.10 per Share in cash. On October 9, 2014, Mr. Kissner informed Mitel that the ShoreTel Board would not pursue the proposal at that time.

On October 20, 2014, Mitel delivered another non-binding proposal to the ShoreTel Board, reiterating Mitel’s interest in acquiring ShoreTel at a price of $8.10 per Share in cash. This time, Mitel issued a press release publicly disclosing its proposal to the ShoreTel Board.

On October 27, 2014, ShoreTel issued a press release announcing that the ShoreTel Board had rejected Mitel’s proposal, stating that Mitel’s proposal significantly undervalued ShoreTel given ShoreTel’s strong prospects for continued growth and value creation.

On November 10, 2014, Mitel delivered a revised non-binding proposal to the ShoreTel Board. The revised proposal increased the consideration Mitel proposed to pay to acquire ShoreTel to $8.10 per Share in cash and $0.40 in Mitel common shares. Mitel again publicly disclosed by press release its improved proposal to the ShoreTel Board.

On November 12, 2014, ShoreTel announced that the ShoreTel Board rejected Mitel’s improved proposal, stating that Mitel’s proposal was highly inadequate and opportunistic.

On November 17, 2014, Mitel announced that it was withdrawing its proposal to acquire ShoreTel citing the ShoreTel Board’s rejection of Mitel’s proposals and refusal to engage with Mitel.

After that time, members of senior management of Mitel and ShoreTel had occasional discussions about business matters. For instance, on July 2, 2016, Mr. McBee contacted Mr. Kissner by email and on July 4, 2016, Mr. McBee and Mr. Kissner spoke and discussed potential engagement regarding a transaction between Mitel and ShoreTel. On July 20, 2016, Don Joos, Chief Executive Officer of ShoreTel, contacted Mr. McBee and Mr. McBee advised Mr. Joos that Mitel was not interested in pursuing a transaction with ShoreTel at that time as Mitel was focused on other strategic priorities, but that they should keep in touch.

On August 4, 2016, ShoreTel announced that as a part of the ShoreTel Board’s ongoing efforts to maximize shareholder value, the ShoreTel Board formed a Strategic Advisory Committee of independent directors to advise

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the Board in evaluating a range of strategic alternatives, including the sale of ShoreTel, other strategic transactions and the continuation of ShoreTel’s current strategic plan.

On December 20, 2016, Mr. McBee contacted Mr. Joos. Mr. McBee advised Mr. Joos of Mitel’s agreement to sell its mobile division, which Mitel had announced the prior day, and inquired as to ShoreTel’s strategic process.

On December 21, 2016, Mr. Joos contacted Mr. McBee. Mr. McBee indicated that he would continue to monitor ShoreTel’s strategic process and that Mitel could be interested in pursuing a transaction at a later date. Mr. McBee also suggested that he and Mr. Joos continue to keep in touch.

On January 16, 2017, Mr. McBee spoke briefly with Mr. Joos and informed Mr. Joos of Mitel’s progress in its sale of its mobile division. On May 17, 2017, Mr. McBee contacted Josef Vejvoda, the Chair of ShoreTel’s Strategic Advisory Committee by email asking to speak with Mr. Vejvoda. On May 19, 2017, Mr. McBee and Mr. Vejvoda spoke by telephone and discussed Mitel’s prior interest in a business combination with ShoreTel. Mr. McBee and Mr. Vejvoda agreed to discuss the matters further and subsequently scheduled a dinner in early June to continue the discussion.

On June 6, 2017, Mr. Vejvoda, Mr. McBee and Steve Spooner, Chief Financial Officer of Mitel, met for dinner in Toronto, Canada. At the dinner, the parties discussed the prior attempts to combine Mitel and ShoreTel and the prospects for reengaging in discussions regarding a transaction in which Mitel would acquire ShoreTel.

On June 7, 2017, a representative of Mitel’s financial advisor, Jefferies LLC (“Jefferies”), contacted a representative of J.P. Morgan and informed the representative of J.P. Morgan that Mitel was interested in exploring a potential acquisition of ShoreTel. Given Mitel’s familiarity with ShoreTel, the representative of Jefferies expressed his belief that Mitel could act quickly to determine whether such a transaction was actionable and requested preliminary information regarding ShoreTel.

On June 8, 2017, a representative of J.P. Morgan provided a mutual confidentiality agreement to Jefferies, the terms of which were negotiated between Paul, Weiss, Rifkind, Wharton & Garrison LLP, Mitel’s counsel (“Paul, Weiss”), and Fenwick & West LLP, ShoreTel’s counsel (“Fenwick”). While the confidentiality agreement was being negotiated, Mitel submitted a high level due diligence request list setting forth various categories of information Mitel would require in order to determine whether it wished to proceed with a potential transaction.

The parties executed the confidentiality agreement on June 16, 2017. Shortly after, Mitel representatives were provided with access to a virtual data room maintained by ShoreTel, which included certain non-public financial and operational information about ShoreTel.

On June 22, members of the Mitel management team, including Messrs. McBee and Spooner, and representatives of Jefferies met with Mr. Joos, and other members of the ShoreTel management team, representatives of J.P. Morgan and Mr. Vejvoda in Austin, Texas. At the meeting, the ShoreTel management team provided a presentation to the Mitel management team and Jefferies regarding, among other things, ShoreTel’s operations and finances. The Mitel representatives posed a number of questions to the ShoreTel management team throughout the presentation. Subsequent to the meeting, Jefferies sent a list of follow up questions to J.P. Morgan.

On July 5 and 6, 2017, representatives of Mitel met with members of ShoreTel management to conduct technology and financial due diligence.

Following receipt from ShoreTel of responses to Mitel’s supplemental information requests, on July 7, 2017, Mr. McBee delivered a non-binding proposal to the ShoreTel Board, which proposed that Mitel would acquire all of the Shares at a price of $7.20 to $7.40 per Share in cash. The proposal also included an exclusivity agreement, which Mitel requested that ShoreTel execute to provide Mitel with 30 days of exclusivity to complete its due diligence and negotiate definitive documentation.

Voluntary Offer, COY: SHOR

On July 10, 2017, a representative of J.P. Morgan and Mr. Vejvoda provided feedback to Jefferies from the ShoreTel Board to the effect that in order to grant exclusivity to Mitel, Mitel’s proposal would need to be for at least $7.60 per Share in cash.

On July 10, 2017, Mr. McBee delivered a revised non-binding proposal to the ShoreTel Board, which proposed that Mitel would acquire all of the Shares at a price of $7.50 per Share in cash. The letter indicated that the revised proposal was Mitel’s “best and final” offer and requested 28 days of exclusivity to allow Mitel to complete due diligence and negotiate definitive documentation. The proposal included an exclusivity agreement, which Mitel requested that ShoreTel execute.

On July 10 and 11, 2017, Paul, Weiss and Fenwick negotiated the terms of the exclusivity agreement. The exclusivity agreement was executed by the parties on July 11, 2017, and provided Mitel exclusivity until August 6, 2017.

On July 14, 2017, Mitel delivered a list of additional due diligence questions across a variety of categories to be addressed at due diligence meetings scheduled for July 17 to 19, 2017. On that same day, Paul, Weiss, delivered a draft Merger Agreement to ShoreTel and Fenwick, which proposed a cash tender offer followed by a merger to be effected pursuant to Section 251(h) of the DGCL, with the parties to the Merger Agreement being Parent, a newly formed subsidiary of Parent and ShoreTel. The draft Merger Agreement included, among other things, the following key provisions: the cancellation of all Unvested Company Options (as defined in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents” below) and Unvested Company RSUs (as defined in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents” below) for no consideration; a representation that ShoreTel would have $108 million of unrestricted cash in the United States at the expiration of the Offer; a Company Termination Fee (as defined in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents” below) equal to 4.95% of the equity value of the transaction, which would be payable by ShoreTel to Mitel if the ShoreTel Board changed its recommendation in favor of the Offer or terminated the Merger Agreement to enter into a definitive agreement with respect to a superior proposal; a limitation on ShoreTel’s right to seek specific performance if Mitel’s debt financing was unavailable; a Parent Termination Fee (as defined in Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents” below) equal to 5.25% of the equity value of the transaction, which would be payable by Parent to ShoreTel in circumstances where the Offer was not completed because Mitel’s debt financing was unavailable, which amount would also serve as a cap on Mitel’s damages in other circumstances; a provision requiring ShoreTel to reimburse Mitel for its expenses in an amount up to $15 million in circumstances where the Offer was not completed; and required that certain unspecified ShoreTel stockholders sign tender support agreements.

From July 14 through July 19, 2017, members of the Mitel management team and other representatives of Mitel met with members of the ShoreTel management team and other key ShoreTel employees at Fenwick’s offices in Mountain View, California to facilitate Mitel’s continued due diligence of ShoreTel.

On July 18, 2017, Fenwick delivered a revised draft of the Merger Agreement to Paul, Weiss. The Fenwick draft made a number of material changes to the draft Merger Agreement, including among others: it deleted the provision canceling Unvested Company Options and Unvested Company RSUs, with a note that treatment of such awards was to be discussed; it deleted the representation that ShoreTel would have $108 million of unrestricted cash in the United States at the expiration of the Offer; it reduced the Company Termination Fee to 3.5%; it deleted the limitation on ShoreTel’s right to seek specific performance and related provisions; it deleted the Parent Termination Fee; and it deleted the expense reimbursement provision. The draft also raised questions as to why Mitel was not a party to the draft Merger Agreement and which ShoreTel stockholders Mitel would wanted to sign a tender support agreement. Representatives of Paul, Weiss and Fenwick discussed the revised draft Merger Agreement.

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On July 20, 2017, Paul, Weiss delivered a further revised draft of the Merger Agreement to Fenwick. The same material issues in the Merger Agreement remained outstanding, namely: the treatment of Unvested Company Options and Unvested Company RSUs; the representation that ShoreTel would have $108 million of unrestricted cash in the United States at the expiration of the Offer; the size of the Company Termination Fee; the limitation on ShoreTel’s right to seek specific performance in the event Mitel’s debt financing was not available and the related Parent Termination Fee; and the expense reimbursement provision. Paul, Weiss informed Fenwick that Mitel would agree to make Mitel a party to the Merger Agreement to guarantee the obligations of its subsidiaries thereunder and that Mitel wished to obtain tender support agreements from three of ShoreTel’s significant stockholders as well as ShoreTel’s directors and executive officers.

On July 21, 2017, Paul, Weiss delivered a draft form of Support Agreement to Fenwick.

Over the course of the next five days, Paul, Weiss and Fenwick exchanged numerous drafts of the Merger Agreement, which reflected that most of the key issues identified above remained outstanding, including with respect to: the treatment of Unvested Company Options and Unvested Company RSUs; the representation that ShoreTel would have a specified amount of unrestricted cash in the United States at the expiration of the Offer; the size of the Company Termination Fee; the limitation on ShoreTel’s right to seek specific performance and the related Parent Termination Fee; the expense reimbursement provision (including the circumstances in which it would be payable); the date at which the Merger Agreement would terminate; and which stockholders, if any, would sign Support Agreements. During this period Paul, Weiss and Fenwick continued to negotiate the terms of Merger Agreement and the form of the Support Agreement, as well as the contents of the disclosure schedule to the Merger Agreement (a draft of which Fenwick had delivered earlier that week), while Mitel worked to complete its due diligence and negotiate the terms of its Debt Commitment Letter (as defined in Section 12—“Sources and Amount of Funds”).

On a call on July 26, 2017, with members of senior management of each of Mitel and ShoreTel along with their respective counsel participating, all of the material outstanding Merger Agreement issues were resolved except for two. First, with respect to the amount of the reverse termination fee, ShoreTel requested a Parent Termination Fee in an amount equal to 9.0% of the equity value of the transaction, to which Mitel responded that it would accept a Parent Termination Fee of $30.0 million and if ShoreTel would not agree, Mitel was prepared to delete the provision limiting ShoreTel’s right to seek specific performance and the related Parent Termination Fee. Second, with respect to the representation that ShoreTel would have $108 million of unrestricted cash in the United States at the expiration of the Offer, Mitel agreed that the unrestricted cash need not be limited to cash in the United States and suggested a reduced threshold of $100 million. With respect to the other outstanding issues, ShoreTel agreed that all Unvested Company Options and Unvested Company RSUs would be canceled for no consideration; the Company Termination Fee would be $24.5 million; the expense reimbursement provision would be capped at $6.0 million and payable only on a failure to meet the Minimum Condition by the termination date, or on termination by Mitel as a result of a breach by ShoreTel; the termination date for the Merger Agreement would be 120 days after the date of the Merger Agreement; and only the directors and executive officers of ShoreTel would execute Support Agreements.

In addition, on July 26, 2017, Paul, Weiss provided Fenwick with a draft of the Debt Commitment Letter.

The parties continued to negotiate the terms of the Merger Agreement through the day. Ultimately, ShoreTel agreed to a Parent Termination Fee of $30 million. Later that day Paul, Weiss advised Fenwick that Mitel’s board of directors had approved the Merger Agreement and the Transactions subject to the satisfactory resolution of all remaining issues in the Merger Agreement and finalization of the Debt Commitment Letter in a manner satisfactory to Mitel.

Representatives of Mitel and ShoreTel, including their respective counsel, then completed their negotiation of the Merger Agreement and other related documents. During the course of these negotiations, Mitel agreed that the representation regarding cash at expiration of the Offer would be set at $95 million until September 30, 2017,

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$90 million after September 30, 2017 and on or before October 31, 2017, and $85 million after October 31, 2017. Throughout the day of July 26, 2017, Mitel, its lenders and their respective counsel negotiated the terms of the Debt Commitment Letter, which finalized late that evening following which Paul, Weiss delivered a final version of the Debt Commitment Letter to Fenwick.

Late in the evening of July 26, 2017, Fenwick advised Paul, Weiss that the ShoreTel Board had met and determined that the Merger Agreement and the Transactions were on terms that were fair to, advisable and in the best interests of ShoreTel’s stockholders and that the ShoreTel Board, therefore, approved the execution of the Merger Agreement and recommended that ShoreTel’s stockholders tender their Shares in the Offer.

Representatives of Mitel and ShoreTel, including their respective counsel, then worked to finalize the Merger Agreement and other related documents, following which the Merger Agreement, the Debt Commitment Letter and the Support Agreements were executed and delivered by the respective parties thereto. In the morning of July  27, 2017, Mitel and ShoreTel issued a joint press release announcing the entry into the Merger Agreement and the Transactions.

11. Purpose of the Offer and Plans for ShoreTel; Transaction Documents

Capitalized terms used in this Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents,” but not defined herein have the respective meanings given to them in the Merger Agreement.

Purpose of the Offer and Plans for ShoreTel. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is for Parent to acquire control of, and all of the outstanding equity interests in, ShoreTel. The Offer, as the first step in the acquisition of ShoreTel, is intended to facilitate the acquisition of all outstanding Shares. The Merger Agreement provides, among other things, that the Offeror will be merged with and into ShoreTel and that, upon consummation of the Merger, ShoreTel, as the Surviving Corporation, will become a direct wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Mitel.

If you sell your Shares in the Offer, you will cease to have any equity interest in ShoreTel or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in the Surviving Corporation and will not have any right to participate in its earnings and future growth. Similarly, after selling your Shares in the Offer or the conversion of your Shares in the subsequent Merger, you will not bear the risk of any decrease in the value of ShoreTel or the Surviving Corporation, as applicable.

If the Offer is consummated and the Merger occurs, we will obtain control over the management of ShoreTel and the ShoreTel Board. Mitel is conducting a detailed review of ShoreTel and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes are desirable in connection with the combination of Mitel and ShoreTel. Mitel will continue to evaluate the business and operations of ShoreTel during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing to optimize the combined companies’ business, operations, capitalization and management. Mitel and ShoreTel will provide an attractive path forward for all cloud and premise customers and partners. We expect that all aspects of ShoreTel’s business will over time be fully integrated into Mitel. However, plans may change based on further analysis including changes in ShoreTel’s business, corporate structure, charter, bylaws, capitalization, board of directors and management. See Section 7—“Certain Effects of the Offer.”

The Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which has been filed as Exhibit (d)(1) to the Schedule TO and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning ShoreTel.”

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The Offer. The Merger Agreement provides that the Offeror will commence the Offer and that, upon the terms and subject to the conditions of the Merger Agreement, including the satisfaction or waiver of all of the Offer Conditions described in Section 13—“Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Offeror will, and Parent will cause the Offeror to, immediately following the Expiration Time, irrevocably accept for payment, and, within three business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) following acceptance for payment thereafter, pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer. Pursuant to the terms of the Merger Agreement, unless extended or amended in accordance with the Merger Agreement, the Offer will expire at 5:00 P.M., New York City time, on the date that is 21 business days following the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of the Offer.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, the Offeror expressly reserves the right to increase the Offer Price, waive any Offer Condition (other than the Minimum Condition) or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, the Offeror has agreed that it will not, without the prior written consent of ShoreTel, (1) reduce the maximum number of Shares sought to be purchased in the Offer, (2) reduce the Offer Price or change the form of consideration payable in the Offer, (3) change, modify or waive the Minimum Condition or Termination Condition, (4) impose conditions to the Offer that are different than or in addition to the Offer Conditions, (5) modify or amend any existing Offer Condition in a manner that is adverse to the holders of the Shares (other than in an immaterial respect) or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or the Offeror to consummate the Offer, (6) except as otherwise required or expressly permitted by the Merger Agreement, extend or otherwise change the Expiration Time, (7) provide for any “subsequent offering period” within the meaning of Rule 14d-11 under the Exchange Act or (8) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of the Shares or in any manner that delays or unreasonably interferes with, hinders or impairs the consummation of the Offer. The Offer may not be terminated prior to its scheduled Expiration Time, unless the Merger Agreement is terminated in accordance with its terms.

Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, the Offer will be extended as follows: (1) if at the then-scheduled Expiration Time, any Offer Condition has not been satisfied or waived, in order to permit the satisfaction of such Offer Conditions, the Offeror may, in its sole discretion (and without the consent of ShoreTel or any other person), and if requested by ShoreTel, the Offeror shall (and Parent shall cause the Offeror to) extend the Offer on one or more occasions in consecutive periods of up to ten business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and ShoreTel may agree) but not beyond the Termination Date (for the avoidance of doubt, as the Termination Date may be extended pursuant to Section 7.2(a) of the Merger Agreement); (2) the Offeror will extend the Offer for any period required by applicable law, including any rule, regulation, interpretation or position of the SEC or the staff thereof or the rules of NASDAQ; and (3) if, at the then-scheduled Expiration Time, ShoreTel, on the one hand, or Parent or the Offeror, on the other hand, brings or has brought any legal action to enforce specifically the performance of the terms and provisions of the Merger Agreement by the parties thereto, the Offer will be extended for the period during which such action is pending or by such other time period established by the governmental authority presiding over such action (but not beyond the Termination Date).

Subject to the terms and conditions of the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, the Offeror may, in its sole discretion, extend the Offer on one occasion for up to ten business days, the length of such period to be determined by Parent in its sole discretion (or such longer period as may be agreed by Parent and ShoreTel) (but not later than the Termination Date) if, at the then-scheduled Expiration Time, the full amount of the Debt Financing (as defined in Section 12—“Sources and Amount of Funds”) has not been funded and will not be available to be funded at the Offer Closing and at the Closing.

Subject to the terms and conditions of the Merger Agreement and the satisfaction or waiver of the Offer Conditions, the Offeror will, and Parent will cause the Offeror to, immediately following the Expiration Time,

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irrevocably accept for payment, and, within three business days following acceptance for payment (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) thereafter, pay for, all Shares validly tendered and not validly withdrawn pursuant to the Offer. Subject to its rights and obligations under the Merger Agreement to extend the Offer, the Offeror will not be required to accept for payment or pay for any tendered Shares in the event that any Offer Condition has not been satisfied or waived at the scheduled Expiration Time.

Recommendation. Pursuant to the Merger Agreement, on July 26, 2017, the ShoreTel Board (1) declared that the Merger Agreement, the Merger and the other Transactions are fair to and in the best interests of ShoreTel and its stockholders, (2) in accordance with the DGCL, approved the terms and conditions of the Merger Agreement and the Transactions, declared it advisable that ShoreTel enter into the Merger Agreement and consummate the Transactions, and authorized the execution, delivery and performance of the Merger Agreement, (3) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and (4) resolved to recommend that the ShoreTel stockholders (other than Mitel and its subsidiaries) accept the Offer and tender their Shares in the Offer.

The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, and in accordance with the provisions of the DGCL (including Section 251(h) of the DGCL), at the Effective Time, the Offeror will be merged with and into ShoreTel, and the separate corporate existence of the Offeror will cease and ShoreTel will be the Surviving Corporation and will become a wholly-owned subsidiary of Parent. Subject to the satisfaction or waiver of the conditions to the Merger (other than those condition that by their terms are to be satisfied at the Closing, but subject to such conditions being satisfied), the Closing will take place as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer, but in any event no later than the date of, and immediately following, the payment for the Shares tendered in the Offer. Subject to the provisions of the Merger Agreement, at the Closing, Parent and ShoreTel will cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware the Certificate of Merger executed, signed and acknowledged in accordance with, and in such form as is required by, the relevant provisions of the DGCL, and will make all other deliveries, filings or recordings required under the relevant provisions of the DGCL in connection with the Merger. The Merger will become effective when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other subsequent date or time as Parent and ShoreTel may agree and specify in the Certificate of Merger in accordance with the DGCL (the “Effective Time”). The Merger will be governed by and effected under Section 251(h) of the DGCL, without a vote of the stockholders of ShoreTel. Parent, the Offeror and ShoreTel have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of the stockholders of ShoreTel in accordance with Section 251(h) of the DGCL.

Charter, Bylaws, Directors, and Officers. The Merger Agreement provides that at the Effective Time, the certificate of incorporation of ShoreTel as in effect immediately prior to the Effective Time will be amended and restated to be in the form of the certificate of incorporation of the Offeror as in effect immediately prior to the Effective Time (except that (a) all references to the name, date of incorporation, registered office and registered agent of the Offeror therein may be changed to refer to the name, date of incorporation, registered office and registered agent, respectively, of ShoreTel and (b) any references naming the incorporator(s), original board of directors or original subscribers for shares of the Offeror may be omitted) and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable law.

At the Effective Time, the bylaws of ShoreTel as in effect immediately prior to the Effective Time will be amended and restated to be in the form of the bylaws of the Offeror and, as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended in accordance its terms, the certificate of incorporation of the Surviving Corporation and applicable law.

The Merger Agreement further provides that, from and after the Effective Time, (a) the directors of the Offeror immediately before the Effective Time will be the directors of the Surviving Corporation, and (b) certain

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specified individuals will be the officers of the Surviving Corporation, in each case, until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable law.

Effect of the Merger on Capital Stock. At the Effective Time:

•	each share of capital stock of the Offeror issued and outstanding immediately prior to the Effective Time will be converted into and become one fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation;

•	each Excluded Share issued and outstanding immediately prior to the Effective Time will be canceled automatically, be extinguished and will cease to exist and no consideration will be delivered in exchange therefor; and

•	each Share issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares and any Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted automatically into and will thereafter represent only the right to receive the Merger Consideration, which is a cash amount per Share equal to the Offer Price (net of applicable withholding taxes and without interest).

Treatment of Equity Awards. The Merger Agreement provides that as of the Effective Time, each stock option to acquire a Share issued by ShoreTel pursuant to one of its equity incentive plans (each a “Company Option”) that is outstanding and is vested as of immediately prior to the Effective Time (after giving effect to any vesting that occurs as a result of the Transactions pursuant to a Contract or Company Benefit Plan in effect on the date of the Merger Agreement or as set forth in the Company Disclosure Letter (as defined below)) (each a “Vested Company Option”), shall, by virtue of the Merger and without any action by Parent, the Offeror, ShoreTel or the holder of that Vested Company Option, be canceled, extinguished and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable per share exercise price underlying such Vested Company Option, multiplied by (ii) the number of Shares underlying such Vested Company Option; provided, that any such Vested Company Option with a per share exercise price that is equal to or greater than the Merger Consideration will be canceled for no consideration.

The Merger Agreement further provides that as of the Effective Time, each Company Option that is outstanding immediately prior to the Effective Time and is not a Vested Company Option (each an “Unvested Company Option”) shall, by virtue of the Merger, and without any action by Parent, Offeror, ShoreTel or the holder of such Unvested Company Option, be canceled for no consideration.

Additionally, the Merger Agreement provides that as of the Effective Time, each restricted stock unit issued by ShoreTel pursuant to one of its equity incentive plans (each a “Company RSU”) that is vested and has not yet been settled as of immediately prior to the Effective Time (after giving effect to any vesting that occurs as a result of the Transactions pursuant to a Contract or Company Benefit Plan in effect on the date of the Merger Agreement or as set forth in the Company Disclosure Letter) (each, a “Vested Company RSU”), shall, by virtue of the Merger and without any action by Parent, the Offeror, ShoreTel or the holder of that Vested Company RSU, be canceled, extinguished and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal in value to the product obtained by multiplying (x) the Merger Consideration by (y) the total number of Shares subject to such Vested Company RSU.

As of the Effective Time, each Company RSU that is outstanding immediately before the Effective Time, and not a Vested Company RSU (each an “Unvested Company RSU”), shall, by virtue of the Merger and without any action by Parent, the Offeror, ShoreTel or the holder of that Unvested Company RSU, be canceled for no consideration.

The payments with respect to each Vested Company Option and Vested Company RSU as described above shall be paid to the applicable holders of such Vested Company Option and Vested Company RSU as soon as

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reasonably practicable after the Closing, but no later than the first payroll date after the Closing (or the second payroll date after the Closing if the first payroll date shall be less than five business days following the Closing), the applicable holders of Vested Company Options and Vested Company RSUs will receive the payments described above from ShoreTel or its applicable subsidiary or affiliate, through its payroll system or payroll provider.

Representations and Warranties. In the Merger Agreement, ShoreTel has made customary representations and warranties to Parent and the Offeror with respect to, among other matters:

•	corporate existence of ShoreTel;

•	capitalization of ShoreTel and outstanding Company Equity Awards;

•	corporate authority to consummate the Transactions and enforceability of the Merger Agreement;

•	governmental authorizations and consents required to consummate the Transactions and non-contravention of organizational documents, applicable laws or contracts;

•	compliance with laws and permits;

•	SEC filings by ShoreTel;

•	financial statements, undisclosed liabilities and internal controls;

•	absence of certain changes or events (including the absence of a Company Material Adverse Effect (as defined below)) since March 31, 2017;

•	ShoreTel’s unrestricted cash on its balance sheet at the Expiration Time of the Offer being equal to $95 million until September 30, 2017, $90 million after September 30, 2017 and on or before October 31, 2017, and $85 million after October 31, 2017;

•	ShoreTel’s and its subsidiaries’ employees and employee benefits;

•	ShoreTel’s and its subsidiaries’ material contracts;

•	litigation;

•	intellectual property;

•	tax matters;

•	environmental matters;

•	real property and personal property owned and leased by ShoreTel or its subsidiaries;

•	accuracy of information supplied by ShoreTel for inclusion in the Offer Documents;

•	finders’ and brokers’ fees;

•	related person transactions;

•	fairness opinions of ShoreTel’s financial advisor in connection with the Transactions;

•	insurance policies; and

•	government contracts entered into by ShoreTel.

Some of the representations and warranties in the Merger Agreement made by ShoreTel are qualified, among other things, as to “materiality” or a “Material Adverse Effect” standard. For purposes of the Merger Agreement, “Material Adverse Effect,” as it relates to ShoreTel (a “Company Material Adverse Effect”), means any fact, state of facts, change, event, development, circumstance, occurrence or effect (“Effect”) that (1) is or would reasonably be expected to be, individually or in the aggregate with all other Effects, materially adverse to the business, financial condition, assets and Liabilities (taken together) or results of operations of

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ShoreTel and its subsidiaries, taken as a whole or (2) prevents or delays beyond the Termination Date the ability of ShoreTel to consummate the Transactions or the performance of its obligations under the Merger Agreement; provided, that none of the following Effects shall constitute nor shall be taken into account in determining whether there is a Company Material Adverse Effect: (a) changes affecting the economies or general business, economic or regulatory conditions of or financial, credit or capital market conditions anywhere in the world in which ShoreTel and its subsidiaries operate, (b) changes in the trading volume or trading price of Shares (provided, that the facts and circumstances giving rise to such changes in such volume or price may be deemed to constitute, and may be taken into account in determining whether there is, a Company Material Adverse Effect), (c) changes in the industry in which ShoreTel and its subsidiaries operate, (d) national or international political conditions, acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of the Merger Agreement, (e) changes in Law or GAAP (or in the interpretation thereof), (f) any failure by ShoreTel to meet any internal or published projections, forecasts or predictions in respect of financial or operating performance for any future period (provided, that the facts and circumstances giving rise to such failures may be deemed to constitute, and may be taken into account in determining whether there is a Company Material Adverse Effect), (g) any Legal Action (as defined below) made or brought by any of the current or former ShoreTel stockholders (on their own behalf or on behalf of ShoreTel) against ShoreTel or the ShoreTel Board, relating to, in connection with, or arising out of the Transactions, the Merger Agreement, the Offer Documents or the Schedule 14D-9, (h) any Effects directly or indirectly attributable to the execution, announcement or pendency of the Merger Agreement, any public announcement made by Parent or any of its affiliates regarding the Transactions or the anticipated consummation of the Transactions (including the identity of, or any facts or circumstances relating to, Parent as the acquirer of ShoreTel) (it being understood that this clause (h) shall not apply to any representation or warranty of ShoreTel herein that is expressly intended to address the consequences of the execution, delivery or performance of the Merger Agreement), (i) fires, epidemics, quarantine restrictions, earthquakes, hurricanes, tornadoes or other natural disasters and (j) any Effects resulting from or arising out of any actions taken by ShoreTel or any of its subsidiaries at the request of Parent or the Offeror; provided, that, with respect to clauses (a), (c), (d), (e) and (i), only to the extent such Effect does not adversely affect ShoreTel and its subsidiaries, taken as a whole, in a disproportionate manner relative to other similarly situated participants in the industry in which ShoreTel and its subsidiaries operate.

Each of Parent and the Offeror has made customary representations and warranties to ShoreTel with respect to, among other matters:

•	corporate existence of Parent and the Offeror;

•	capitalization, interim operations of the Offeror and Parent’s ownership of the Offeror;

•	corporate authority to consummate the Transactions and enforceability of the Merger Agreement;

•	governmental authorizations and consents required to consummate the Transactions and non-contravention of organizational documents, applicable laws or contracts;

•	litigation;

•	accuracy of information supplied by Parent and the Offeror for inclusion in the Schedule 14D-9 to be filed by ShoreTel in connection with the Transactions; and

•	financing of the Transactions.

Some of the representations and warranties in the Merger Agreement made by Parent and the Offeror are qualified, among other things, as to “materiality” or a “Material Adverse Effect” standard. For purposes of the Merger Agreement, “Material Adverse Effect,” as it relates to Parent and the Offeror (a “Parent Material Adverse Effect”), means any Effect that, individually or in the aggregate with one or more other Effects, would reasonably be expected to prevent or materially impede or materially delay the ability of Mitel, Parent or the

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Offeror to perform their obligations under the Merger Agreement or to consummate the Transactions, on a timely basis.

The representations, warranties and covenants contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties thereto, and those representations, warranties and covenants should not be relied on by any other person. In addition, those representations, warranties and covenants:

•	have been made only for purposes of the Merger Agreement;

•	with respect to ShoreTel, have been qualified by (1) matters specifically disclosed in any reports filed with or furnished to the SEC by ShoreTel after June 30, 2016 and publicly available at least three business days prior to the date of the Merger Agreement (subject to certain exceptions) and (2) confidential disclosures set forth in the confidential disclosure letter (the “Company Disclosure Letter”) delivered by ShoreTel to Parent and the Offeror concurrently with the execution of the Merger Agreement—such information modifies, qualifies and creates exceptions to the representations and warranties made by ShoreTel in the Merger Agreement;

•	will not survive consummation of the Merger;

•	have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters of fact;

•	were, in certain instances, made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement; and

•	are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, including qualifications as to “materiality” or a “Company Material Adverse Effect,” as described above.

Covenants

Covenants of ShoreTel. The Merger Agreement provides that, except as (1) expressly permitted under the Merger Agreement, (2) set forth in the Company Disclosure Letter or (3) consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the period commencing on the date of the Merger Agreement and ending at the Effective Time or such earlier date as the Merger Agreement may be terminated in accordance with its terms (the “Pre-Closing Period”), ShoreTel shall, and shall cause each of its subsidiaries to, use commercially reasonable efforts to (a) preserve intact its business organization, goodwill and reputation, (b) preserve in all material respects its business relationships with its customers, lenders, suppliers, licensors, licensees, distributors and others having business relationships with it and with governmental authorities with jurisdiction over ShoreTel’s operations and (c) keep available its current officers and key employees.

The Merger Agreement also contains specific restrictive covenants that, without limiting the generality of the foregoing paragraph, except as expressly permitted by the Merger Agreement, as set forth in the Company Disclosure Letter or as required by applicable law, during the Pre-Closing Period, ShoreTel shall not, and shall not permit any of its subsidiaries to, directly or indirectly, take certain actions without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), including, among other things and subject to certain exceptions:

•

(1) declaring, setting aside or paying any dividends on, or making any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly-owned subsidiary of ShoreTel to its parent), (2) directly or indirectly splitting, combining or reclassifying any of its capital stock or issuing or authorizing the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock

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or any of its other securities or (3) purchasing, redeeming or otherwise acquiring any shares of its capital stock or any other of its securities or any rights, warrants or options to acquire any such shares or other securities, except, in the case of this clause (3), for the acquisition of Shares (a) from holders of Company Options in full or partial payment of the exercise price payable by such holder upon exercise of Company Options to the extent required or permitted under the terms of such Company Options or (b) from holders of Company RSUs in full or partial payment of any Taxes payable by such holder upon the settlement of Company RSUs to the extent required or permitted under the terms of such Company RSUs, in each case to the extent such Company Options or Company RSUs are outstanding on the date of the Merger Agreement and in accordance with their applicable terms on the date of the Merger Agreement;

•	issuing, delivering, selling, pledging, disposing of, granting, transferring or authorizing the issuance, delivery, sale, pledge, disposition or grant of any capital stock in ShoreTel or any of its subsidiaries of any class, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or any other ownership interest (including any such interest represented by Contract rights), of ShoreTel or any of its subsidiaries, other than (1) upon the exercise or settlement of Company Options and Company RSUs that are outstanding on the date of the Merger Agreement solely in accordance with their terms as of the date of the Merger Agreement or (2) by a wholly-owned subsidiary of such subsidiary’s capital stock to ShoreTel or another wholly-owned subsidiary of ShoreTel;

•	amending (whether by merger, consolidation or otherwise) its organizational documents;

•	acquiring by merging or consolidating with, or by purchasing all or a substantial portion of the assets or any stock of, or by any other manner, any business or any corporation, partnership, joint venture, limited liability company, association or other business organization or division thereof;

•	entering into any new line of business outside its existing business as of the date of the Merger Agreement;

•	selling, leasing, licensing, pledging, abandoning, permitting to lapse or otherwise disposing of or encumbering any material properties or material assets of ShoreTel or of any of its subsidiaries (including any Company IP) other than in the ordinary course of business consistent with past practice;

•	incurring, creating, assuming or otherwise becoming liable for, or modifying in any respect the terms of any Indebtedness or issuing or selling debt securities, options, warrants, calls or other rights to acquire any Indebtedness or taking any action that would result in any amendment, modification or change of any term of any Indebtedness, except (1) cash management and treasury activities entered into in the ordinary course of business consistent with past practice, including letters of credit and/or (2) loans between ShoreTel and its wholly-owned subsidiaries or between ShoreTel’s wholly-owned subsidiaries;

•	incurring or committing to any capital expenditures or other expenditures with respect to property, plant or equipment except for expenditures not in excess of 100% of those contemplated by ShoreTel’s plan for capital expenditures for the applicable fiscal quarter made available to Parent prior to the date of the Merger Agreement;

•	increasing the compensation or benefits payable or to become payable to its directors, officers or employees, except pursuant to the terms of any Company Benefit Plan or other Contract as in effect as of the date of the Merger Agreement;

•

(1) granting any rights to severance or termination pay to any service provider, (2) entering into or amending any employment or severance agreement with, any director, officer or employee of ShoreTel or any of its subsidiaries (or any of their respective dependents or beneficiaries), (3) establishing, adopting, entering into or amending any Company Benefit Plan or (4) establishing, adopting, entering

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into or amending any plan, program or arrangement that would be a Company Benefit Plan or Company Equity Plan if in existence on the date of the Merger Agreement, except (a) in cases (2) through (4), in the ordinary course of business and would not give rise to material Liability or (b) in cases (1) through (4), as required pursuant to the terms of the Merger Agreement or any Company Benefit Plans;

•	taking any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan or Company Equity Plan, except pursuant to the terms any Contract (including any Company Benefit Plan) in effect on the date of the Merger Agreement;

•	(1) terminating the employment of any executive officer other than for “cause” or (2) hiring any new employees, except, in the case of employees that are not directors or officers, in the ordinary course of business (and then in each case only following consultation with Parent in the case of officers or other employees that report to ShoreTel’s chief executive officer);

•	implementing or adopting any change in financial accounting policies, practices or methods, other than as may be required by GAAP or regulatory guidelines;

•	settling any Legal Actions if such settlement would require a payment by ShoreTel in excess of $100,000, individually or in the aggregate, other than (1) as required by their terms as in effect on the date of the Merger Agreement and previously disclosed to Parent and the Offeror, and (2) claims previously disclosed to Parent and the Offeror and reserved against in the Company Financial Statements (for amounts not in excess of such reserves); provided, that, in the case of each of (1) and (2), the payment, discharge, settlement or satisfaction of such Legal Action does not include any material obligation (other than the payment of money specifically permitted hereby) to be performed by ShoreTel or any of its subsidiaries following the Closing;

•	(1) making, changing or rescinding any material Tax election, (2) adopting or changing any annual Tax accounting period or any material method of Tax accounting, (3) filing any income or other material Tax Return relating to ShoreTel or any of its subsidiaries that has been prepared in a manner that is inconsistent with the past practices of ShoreTel or such subsidiary, as applicable, (4) filing any amended income or other material Tax Return, (5) settling, compromising, or abandoning any claim, investigation, audit or controversy relating to material Taxes, (6) surrendering any right to claim a material Tax refund, (7) entering into any closing agreement with respect to any material Tax or (8) consenting to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment without first notifying Parent in writing;

•	adopting or publicly proposing a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of ShoreTel or any of its subsidiaries (other than the Merger);

•	(1) materially amending, modifying, or waiving, or terminating, extending or renewing (excluding terminations, extensions or renewals upon expiration of the terms thereof in accordance with the terms thereof) any Material Contract or (2) entering into any other Contract that would have been a Material Contract (other than, in the case of clause (xv) of Section 3.10(a) of the Merger Agreement, to the extent such Contracts do not relate to a U.S. federal governmental authority), had it been entered into prior to the date of the Merger Agreement; provided that the restrictions set forth in clauses (1) and (2) above shall (a) not apply with respect to Contracts that would by their terms generate revenue for the benefit of ShoreTel or any of its subsidiaries, including cloud customer and reseller partner agreements, but other than, for the avoidance of doubt, any Contracts with stocking distributors and (b) with respect to vendor, supplier or other similar Contracts, shall only apply to such Contracts that require payments (over the life of such Contract) in excess of $250,000, in the case of clause (a) and (b), to the extent that the amendment, modification, waiver, termination, extension, renewal or entering into of such Contract is done in a manner and on terms which are materially consistent with the past practice of ShoreTel;

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•	engaging in any transaction with, or entering into any agreement, arrangement or understanding with, any affiliate of ShoreTel or other person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

•	acquiring any interest in real property;

•	adopting or implementing any stockholder rights plan or similar arrangement, in each case, applicable to the Merger or any of the other Transactions;

•	providing any service to any customer or other user pursuant to the CPCN or the Section 214 Authorizations, or conducting or generating any business under the CPCN or the Section 214 Authorizations; or

•	authorizing any of, or committing or agree, in writing or otherwise, to take any of, the foregoing actions.

Stockholder Approval. If the Offer is consummated and as a result the Offeror owns Shares that represent one Share more than 50% of the outstanding Shares, we do not anticipate seeking the approval of ShoreTel’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a successful tender offer for a public corporation, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Therefore, the parties have agreed that, subject to the conditions specified in the Merger Agreement, the Closing will take place as soon as practicable after the Offer Closing, but in any event no later than the date of, and immediately following, the payment for the Shares tendered in the Offer, without a vote of the stockholders of ShoreTel, in accordance with Section 251(h) of the DGCL.

Access to Information. Between the date of the Merger Agreement and the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, upon reasonable advance notice, ShoreTel is required to, and is required to cause its subsidiaries to (1) provide to Parent and its representatives reasonable access during normal business hours to the officers, employees (provided that ShoreTel may require that access to employees that are not executive officers be accompanied by an appropriate employee of ShoreTel), properties, books, offices and other facilities, contracts, tax returns and records of ShoreTel (for the avoidance of doubt, including correspondence and other exchanges between ShoreTel and its subsidiaries and any governmental authority) and its subsidiaries (other than any of the foregoing that relate to the negotiation and execution of the Merger Agreement, the process that led to the negotiation and execution of the Merger Agreement or, subject to the disclosure requirements set forth in the “No Solicitation” covenant, to any Takeover Proposal (as defined below)) and (2) furnish promptly such financial, operational and other data and information concerning its business, operations, personnel, assets, liabilities and properties as Parent may reasonably request; provided, that any such access will be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of ShoreTel or its applicable subsidiary and in such a manner as not to interfere unreasonably with the normal business or operations of ShoreTel or any of its subsidiaries.

Confidentiality. Information disclosed pursuant to the Merger Agreement will be governed under the letter agreement regarding confidentiality, dated June 16, 2017, between Mitel and ShoreTel.

No Solicitation. ShoreTel is required to, and is required to cause each of its subsidiaries and its and their respective officers and directors to, and cause its other representatives to (1) immediately cease any direct or indirect solicitations, discussions or negotiations with any persons with respect to a Takeover Proposal (or any inquiries, solicitations, discussions or negotiations that would reasonably be expected to result in a Takeover Proposal) that existed on or prior to the date of the Merger Agreement and (2) from and after the date of the Merger Agreement until the Offer Acceptance Time or, if earlier, the termination of the Merger Agreement in

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accordance its terms, not, directly or indirectly (a) initiate, solicit, knowingly or overtly encourage or facilitate (including by providing information) the submission of any proposals, offers or inquiries regarding, or the making of any proposal or offer that relates to or could reasonably be expected to lead to, a Takeover Proposal, (b) engage in, continue or otherwise participate in, knowingly encourage or facilitate any discussions or negotiations (including providing any data room access) regarding, or furnish to any other person any non-public information in connection with, or for the purpose of encouraging, a Takeover Proposal or (c) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement providing for a Takeover Proposal. ShoreTel may not waive or release any preexisting explicit or implicit standstill provisions or similar agreements with any person or group of persons that has the effect of prohibiting the counterparty thereto from making a private Takeover Proposal to the ShoreTel Board unless the failure to do so is inconsistent with the fiduciary duties owed by the ShoreTel Board to ShoreTel’s stockholders under applicable law, as determined in good faith by the ShoreTel Board after consultation with outside legal counsel.

The Merger Agreement further provides that if, at any time from and after the date of the Merger Agreement until the earlier of the Offer Acceptance Time or the termination of the Merger Agreement in accordance with its terms, ShoreTel or any of its representatives receives a bona fide and written Takeover Proposal, which Takeover Proposal did not result from any breach of ShoreTel’s obligations under the Merger Agreement, (1) ShoreTel and its representatives may contact such person or group of persons making the Takeover Proposal solely to clarify the terms and conditions thereof and (2) if the ShoreTel Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes or could reasonably be expected to result in a Superior Proposal (as defined below), then ShoreTel and any of its representatives may:

•	enter into a confidentiality agreement (a) containing terms that are, in the aggregate, no less restrictive of, or in the aggregate more favorable to, the third party that is party to such agreement and its affiliates and representatives than the terms set forth in the Confidentiality Agreement (as defined below) are to Parent and its affiliates and representatives and (b) that does not prohibit ShoreTel from providing any information to Parent in accordance with the no-solicitation covenant in the Merger Agreement or otherwise prohibit ShoreTel from complying with its obligations under the no-solicitation covenant in the Merger Agreement (an “Acceptable Confidentiality Agreement”), with the person or group of persons making the Takeover Proposal and furnish pursuant to an Acceptable Confidentiality Agreement information (including non-public information) with respect to ShoreTel and its subsidiaries to the person or group of persons who has made such Takeover Proposal and its or their respective representatives; provided, that ShoreTel will, within twenty-four hours, provide to Parent any non-public information concerning ShoreTel or any of its subsidiaries that is provided to any person given such access that was not previously provided to Parent or its representatives; and

•	engage in or otherwise participate in discussions or negotiations with the person or group of persons and its or their representatives regarding such Takeover Proposal.

A “Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Parent and its affiliates) relating to, in a single transaction or series of related transactions, any direct or indirect (1) acquisition of more than 20% of the consolidated assets of ShoreTel and its subsidiaries (based on the fair market value thereof, as determined in good faith by the ShoreTel Board), including through the acquisition of one or more subsidiaries of ShoreTel owning such assets, (2) acquisition of more than 20% of the outstanding shares of Shares or voting power of ShoreTel, (3) tender offer or exchange offer that if consummated would result in any person or group beneficially owning more than 20% of the outstanding Shares or voting power of ShoreTel or (4) merger (including a reverse merger in which ShoreTel is the surviving corporation), consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving ShoreTel pursuant to which such person or group (or the stockholders of any person) would acquire, directly or indirectly, more than 20% of the consolidated assets of ShoreTel and its subsidiaries (based on the fair market value thereof, as determined in good faith by the ShoreTel Board) or more than 20% of the aggregate voting power of ShoreTel or of the surviving entity in a merger, consolidation, share exchange or other

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business combination involving ShoreTel or the resulting direct or indirect parent of ShoreTel or such surviving entity, in each case, other than the Transactions.

A “Superior Proposal” means any bona fide written Takeover Proposal that was not solicited in, and did not otherwise result from a, violation of ShoreTel’s non-solicitation obligations under the Merger Agreement that the ShoreTel Board has determined in its good faith judgment after consulting with ShoreTel’s legal counsel and financial advisors (1) is more favorable to ShoreTel’s stockholders from a financial point of view than the Transactions and (2) is reasonably capable of being completed substantially in accordance with its terms, taking into account all legal, regulatory, financial, financing (including certainty of any financing) and other terms, conditions and aspects of such proposal, including the person making the Takeover Proposal, and of the Merger Agreement; provided, that for purposes of the definition of “Superior Proposal”, the references to “more than 20%” in the definition of Takeover Proposal (a) in clause (1) and the first reference thereto in clause (4) thereof, shall be deemed to be references to “more than 90%” and (b) in clauses (2) and (3) and the second reference thereto in clause (4) thereof, shall be deemed to be references to “100%.”

From and after the date of the Merger Agreement until the Offer Acceptance Time or, if earlier, the termination of the Merger Agreement in accordance with its terms, ShoreTel is required to (1) within twenty-four hours after knowledge of receipt by an officer or director of ShoreTel, notify Parent if any inquiries, proposals or offers with respect to a Takeover Proposal are received by the ShoreTel or any of its representatives, (2) with respect to a Takeover Proposal, provide to Parent the identity of the person or group of persons making such Takeover Proposal and a copy of the Takeover Proposal or, if not in writing, a summary of the material terms and conditions of any Takeover Proposal, (3) keep Parent informed of any material developments, discussions or negotiations regarding any Takeover Proposal on a reasonably prompt basis and (4) upon the request of Parent, reasonably inform Parent of the status and material details (including material amendments to the terms) of such Takeover Proposal.

Except as set forth in the Merger Agreement, neither the ShoreTel Board nor any committee thereof is permitted to:

•	(1) withdraw (or modify, amend or qualify in a manner adverse to Parent), or publicly propose to withdraw (or modify, amend or qualify in a manner adverse to Parent), the ShoreTel Board Recommendation, (2) recommend the approval or adoption of, or approve or adopt, or publicly propose to recommend, approve or adopt, any Takeover Proposal, (3) fail to include the ShoreTel Board Recommendation in the Schedule 14D-9, (4) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Takeover Proposal subject to Regulation 14D under the Exchange Act within five business days after commencement of such Takeover Proposal or (5) following the date of receipt of any Takeover Proposal or any material modification thereto is first made public, sent or given to the stockholders of ShoreTel, fail to issue a press release that expressly reaffirms the ShoreTel Board Recommendation within three business days following ShoreTel’s receipt of Parent’s written request to do so (any action described in clause (1) through (4) being referred to as an “Adverse Recommendation Change”); or

•	approve, adopt or recommend, or propose publicly to approve or recommend, or allow ShoreTel or any subsidiary to enter into, any Contract, letter of intent or memorandum of understanding or other similar agreement constituting, or that would reasonably be expected to result in, any Takeover Proposal, other than an Acceptable Confidentiality Agreement (an “Alternative Acquisition Agreement”).

Notwithstanding the foregoing, in response to any written Takeover Proposal received by the ShoreTel Board after the date of the Merger Agreement that does not result from a breach of ShoreTel’s non-solicitation obligations under the Merger Agreement and that the ShoreTel Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal, the ShoreTel Board may, at any time prior to the Offer Acceptance Time, make an Adverse Recommendation Change or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement

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with respect to such Superior Proposal in accordance with the Merger Agreement, or authorize, resolve, agree or propose publicly to take any such action, only if all of the following conditions are met:

•	ShoreTel shall have:

•	provided to Parent five business days’ prior written notice, which will state expressly (1) that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal and is required to have contemporaneously provided an unredacted copy of the Alternative Acquisition Agreement and all other documents related to the Superior Proposal (with any amendment to the financial terms or any other material term or condition of such Superior Proposal requiring a new notice and a new five business day period) and (3) that, subject to the second bullet below, the ShoreTel Board has determined to effect an Adverse Recommendation Change or to terminate the Merger Agreement in accordance its terms in order to enter into the Alternative Acquisition Agreement, as applicable; and

•	prior to making such an Adverse Recommendation Change or terminating the Merger Agreement in accordance with its terms, as applicable, to the extent requested by Parent, engaged in good faith negotiations with Parent, and cause its representatives to engage in good faith negotiations with Parent’s representatives, during such notice period to amend the Merger Agreement or the Offer in such a manner that the Alternative Acquisition Agreement ceases to constitute a Superior Proposal; provided, that Parent shall have no obligation to engage in such negotiations or amend any of the terms of the Merger Agreement or the Offer; and

•	the ShoreTel Board is required to have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, the failure to make such Adverse Recommendation Change with respect to the Superior Proposal or to so terminate the Merger Agreement in accordance with its terms, as applicable, would be inconsistent with the fiduciary duties owed by the ShoreTel Board to ShoreTel’s stockholders under applicable Law.

However, upon the occurrence of any Intervening Event (as defined below), the ShoreTel Board may, at any time prior to the Offer Acceptance Time, make an Adverse Recommendation Change, or authorize, resolve, agree or propose publicly to take any such action, only if all of the following conditions are met:

•	ShoreTel shall have:

•	provided to Parent five business days’ prior written notice, describing the Intervening Event and the reasons for the Adverse Recommendation Change and state expressly that the ShoreTel Board has determined to effect an Adverse Recommendation Change; and

•	prior to making such an Adverse Recommendation Change, to the extent requested by Parent, engaged in good faith negotiations, and cause its representatives to engage in good faith negotiations with Parent’s representatives, with Parent during such five business day period to amend the Merger Agreement or the Offer so that the failure of the ShoreTel Board to make an Adverse Recommendation Change in response to the Intervening Event in accordance with the bullet below would no longer be inconsistent with the fiduciary duties owed by the ShoreTel Board to ShoreTel’s stockholders under applicable Law; provided, that Parent shall have no obligation to engage in such negotiations or amend any of the terms of the Merger Agreement or the Offer; and

•	the ShoreTel Board shall have determined in good faith, after consultation with its outside legal counsel, that the failure to make an Adverse Recommendation Change would be inconsistent with the fiduciary duties owed by the ShoreTel Board to ShoreTel’s stockholders under applicable Law.

“Intervening Event” means any event, change, effect, development or occurrence that (1) is material to ShoreTel and its subsidiaries, taken as a whole, and which was not known by the ShoreTel Board (or would not reasonably have been foreseen) as of or prior to the date of the Merger Agreement, which event, change, effect,

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development or occurrence becomes known to the ShoreTel Board following the date of the Merger Agreement, and (2) does not relate to or involve (a) a Takeover Proposal, (b) any changes in the market price, or change in trading volume, of Shares (it being understood that the underlying causes of any such changes or developments may, if they are not otherwise excluded from the definition of “Intervening Event”, be taken into account in determining whether an Intervening Event has occurred) or (c) an adverse effect on the assets, liabilities, business or condition (financial or otherwise) of ShoreTel and its subsidiaries.

Nothing set forth in the Merger Agreement will prohibit ShoreTel or the ShoreTel Board, directly or indirectly through their respective representatives, from (1) taking and disclosing to the stockholders of ShoreTel any position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (2) making any “stop, look and listen” or similar communication to ShoreTel’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act.

Company ESPP and Compensation Arrangements. As soon as practicable following the execution and delivery of the Merger Agreement, ShoreTel shall take such actions as are necessary to suspend the Company ESPP and all amounts then credited to the accounts of participants in the Company ESPP which have not been used to purchase Shares prior to the date of the Merger Agreement shall be returned to such participants (without interest thereon, except as otherwise required by applicable law) as soon as practicable and, prior to the Closing, ShoreTel shall take such actions as are necessary to terminate the Company ESPP effective as of no later than immediately prior to the Closing.

As soon as practicable following the date of the Merger Agreement and prior to the Effective Time, ShoreTel and the ShoreTel Board (or an appropriate committee of non-employee directors thereof) shall take such actions (including adopting a resolution consistent with the interpretive guidance of the SEC) as are required to cause the disposition of Shares, Company Options, and Company RSUs in connection with the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to ShoreTel, to be, to the greatest extent reasonably possible under applicable law and interpretations of the SEC, exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 under the Exchange Act.

After the date of the Merger Agreement and following the Closing, ShoreTel will, and following the Closing, Parent shall, or shall cause and permit ShoreTel to, honor, pay and administer the following payments: (1) all accrued bonuses for fiscal year 2017 shall be paid in the ordinary course of business consistent with past practice, (2) all bonuses in respect of fiscal year 2018 shall accrue and be paid in the ordinary course of business consistent with past practice, but only through December 31, 2018, it being understood that Parent or ShoreTel shall provide pro-rated payment for any service provider who would otherwise be eligible for a bonus payment but for an earlier involuntary termination (if such termination is not for cause) after the Closing and prior to December 31, 2018, (3) honor and provide all payments under certain retention bonus letters and retention agreements and any employment agreements that contain change in control benefits and (4) honor and provide all payments to be made pursuant to the Cash Retention Plan (as such term is defined in the Company Disclosure Letter). Nothing contained in this covenant, expressed or implied, shall (a) be treated as the establishment, amendment or modification of any Company Benefit Plan, (b) give any current or former employee, director or other independent contractor of ShoreTel and its subsidiaries (including any beneficiary or dependent thereof) any third-party beneficiary or other rights under the Merger Agreement or otherwise or (c) obligate Parent or any of its affiliates to retain the employment or services of any current or former employee, director or other independent contractor of ShoreTel and its subsidiaries.

Directors’ and Officers’ Indemnification and Insurance. From and after the Effective Time, the Surviving Corporation will, in accordance with the Company Organizational Documents and indemnification agreements in effect on the date of the Merger Agreement, and Parent will cause the Surviving Corporation to, (1) indemnify and hold harmless, and advance expenses to, each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of ShoreTel or of a subsidiary of ShoreTel (each, an “Indemnitee”

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and, collectively, the “Indemnitees”) with respect to damages and expenses in connection with any Legal Actions, arbitrations, litigations, investigations (where ShoreTel has been notified in writing by the investigating governmental authority of such investigation), suits or other civil or criminal proceedings (collectively, “Legal Actions”), whenever asserted, including any Legal Action based on or arising out of, in whole or in part, (a) the fact that an Indemnitee is or was a director or officer of ShoreTel or any of its subsidiaries or was acting in such capacity, or (b) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of ShoreTel or any of its subsidiaries or taken at the request of ShoreTel or any of its subsidiaries, in each case under clause (a) or (b), at, or at any time prior to, the Effective Time relating in whole or in part to the Transactions or relating to the enforcement of this provision and (2) assume all obligations of ShoreTel and such subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from Liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the ShoreTel organizational documents as in effect on the date of the Merger Agreement or in any agreement in existence as of the date of the Merger Agreement, providing for indemnification between ShoreTel or any of its subsidiaries and any Indemnitee. Without limiting the foregoing, from and after the Effective Time, unless otherwise required by Law, the certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of the Merger Agreement in the organizational documents of ShoreTel, which provisions must not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

Further, the Merger Agreement requires ShoreTel to obtain, or cause to be obtained, as of the Effective Time, a “tail” insurance policy with a claims period of six years after the Effective Time with respect to directors’ and officers’ liability insurance covering those persons who are currently (and any additional persons who prior to the Effective Time become) covered by ShoreTel’s directors’ and officers’ liability insurance policy for acts or omissions occurring at or prior to the Effective Time on terms and scope with respect to such coverage, and in amount, no less favorable to such persons than those of such policy in effect on the date of the Merger Agreement, which insurance will, prior to the Effective Time, be in effect and prepaid for such six year period. However, the total cost for such prepaid “tail” insurance policy exceed 250% of the annual premium paid as of the date of the Merger Agreement by ShoreTel for such insurance (the “Premium Cap”), and if the total cost for such prepaid “tail” policy exceeds the Premium Cap, then ShoreTel may obtain, or cause to be obtained, a prepaid “tail” policy with the maximum coverage available for a total cost of the Premium Cap.

The Merger Agreement also provides that this covenant is intended to be for the benefit of, and will be enforceable by, each of the Indemnitees and their respective heirs and legal representatives and will not be deemed exclusive of, or in substitution for, any other rights to which an Indemnitee is entitled, whether pursuant to law, contract or otherwise. The obligations of the Surviving Corporation under this covenant must not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this covenant applies unless (x) such termination or modification is required by applicable law or (y) the affected Indemnitee must have consented in writing to such termination or modification. The Indemnitees to whom this covenant applies must be third-party beneficiaries of this covenant. The Surviving Corporation’s obligations under this covenant will continue in full force and effect for a period of six years from the Effective Time.

Commercially Reasonable Efforts. The Merger Agreement provides that, upon the other terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law, each of the parties to the Merger Agreement will, and will cause its affiliates to, use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that, as promptly as practicable, the Offer Conditions and the conditions to the Merger are satisfied and to consummate the Transactions as promptly as practicable, including by preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents.

Consents. Pursuant to the Merger Agreement, each of the parties thereto is required to use its commercially reasonable efforts to promptly (1) obtain all approvals, consents, registrations, waivers, permits, authorizations,

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orders or other confirmations from any governmental authority or other person necessary, proper or advisable to consummate the Transactions (the “Third Party Consents”), provided that ShoreTel shall not be required to pay any material amount or change any material Contract terms or its business practices in any material manner in order to obtain any such Consent, (2) execute and deliver any additional filings, notices, petitions, statements, registrations, submissions of information, applications and other documents necessary to consummate the Transactions and (3) defend or contest in good faith any Legal Action brought by a third party that could otherwise reasonably prevent or impede, interfere with, hinder or delay the consummation of the Transactions, in the case of each of clauses (1) through (3), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, approvals, consents, registrations, permits, authorizations and other confirmations relating to Antitrust Laws; provided, however, that none of ShoreTel, its subsidiaries nor any of their respective representatives shall (a) be required to take any action pursuant to this covenant that has not been requested in writing by Parent or (b) provide notice to, request a Third Party Consent from, or pay any amount to, any person with respect to the Merger Agreement or the Transactions or change any Contract terms or its business practices in any manner in order to obtain any Consent, in each case without the prior written consent of Parent. The parties to the Merger Agreement are required to coordinate efforts with respect to seeking the Third Party Consents and defending any Legal Action contemplated by clause (iii) above.

Anti-Takeover Statutes. In furtherance and not in limitation of the foregoing, each party to the Merger Agreement has agreed that it will each use its commercially reasonable efforts to (1) take all action necessary to ensure that no “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-Takeover Law (any such law a “Takeover Law”) is or becomes applicable to the Company Stockholder Agreements, the Offer, the Merger or any of the other Transactions and (2) if the restrictions of any Takeover Law become applicable to the Company Stockholder Agreements, the Offer, the Merger or any of the other Transactions, take all reasonable actions necessary to ensure that the Company Stockholder Agreements, the Offer, the Merger and any of the other Transactions may be consummated as promptly as practicable on the terms contemplated by the Company Stockholder Agreements or the Merger Agreement, as applicable, and otherwise lawfully minimize the effect of such Takeover Law on the Company Stockholder Agreements, the Offer, the Merger and any of the other Transactions.

Filings. Pursuant to the terms of the Merger Agreement, within ten business days after the date of the Merger Agreement, each of ShoreTel, the Offeror and Parent agree to (1) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions, (2) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (3) promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any such Antitrust Laws that may be required by any governmental authority so as to enable the parties to the Merger Agreement to consummate the Transactions. See Section 15—“Certain Legal Matters; Regulatory Approvals” under subsection “U.S. Antitrust Compliance.”

Further, the Merger Agreement also provides that Parent will take, and will cause its affiliates to, promptly take all reasonable actions necessary to secure the expiration or termination of any applicable waiting period under the HSR Act and resolve any objections asserted with respect to the Transactions under the Clayton Act or any other applicable law raised by any governmental authority, in order to prevent the entry of, any law or order that would prevent, prohibit, restrict or delay the consummation of the Transactions. Neither the Offeror nor Parent nor any of its affiliates shall be required however, to (1) sell, license, divest or dispose of or hold separate any entities, assets or businesses of Parent or its affiliates (including, after the Effective Time, the Surviving Corporation or any of its subsidiaries), (2) terminate, amend or assign existing relationships or contractual rights or obligations of Parent or its affiliates (including, after the Effective Time, the Surviving Corporation or any of its subsidiaries), (3) change or modify any course of conduct regarding future operations of Parent or its subsidiaries (including, after the Effective Time, the Surviving Corporation or any of its subsidiaries), (4) otherwise take actions that would limit the respective freedom of action of Parent or its affiliates (including, after the Effective Time, the Surviving Corporation or any of its subsidiaries) with respect to, or their ability to

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retain, one or more of their respective businesses, assets or rights or interests therein, (5) execute settlements, undertakings, consent decrees, stipulations or other agreements with any governmental authority or with any other person and (6) commit to take any such actions in the foregoing clauses (1) through (5) , in each case if the effect of the foregoing would be material to Parent and its affiliates following the Effective Time (including ShoreTel and its subsidiaries).

Each of the parties to the Merger Agreement have agreed to use commercially reasonable efforts: (1) to make appropriate filings for purposes of obtaining the Telecom Approvals as promptly as practicable after the date of the Merger Agreement to the extent not made prior to the date of the Merger Agreement, (2) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to any governmental authority in connection with such filings or the Telecom Approvals process and (3) to promptly take any and all steps necessary to obtain the Telecom Approvals, so as to enable the parties to the Merger Agreement to consummate the Transactions; provided, however, that neither Parent nor any of its affiliates shall, in any event, be required, to take any Regulatory Action.

Each of the parties to the Merger Agreement have agreed to use commercially reasonable efforts to (1) cooperate in all respects with each other in connection with making any filing or submission with a governmental authority (including, without limitation, the FCC, FTC, DOJ and CPUC) in connection with the Transactions and the satisfaction of the Offer Conditions set forth in Section 13—“Conditions of the Offer,” and in connection with any investigation, litigation or other inquiry by or before a governmental authority relating to the Transactions, including any proceeding initiated by a private person, (2) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FCC, FTC, the DOJ, the CPUC or any other governmental authority and of any material communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions, (3) subject to applicable laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third person or any governmental authority in connection with the Transactions and (4) unless prohibited by the applicable governmental authority or other person, give the other parties hereto the opportunity to attend and participate in all meetings and conferences with such governmental authority or other person.

Parent and its affiliates have agreed to not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the Transactions at the behest of any governmental authority without the consent of ShoreTel, which consent shall not be unreasonably withheld, delayed or conditioned. The parties to the Merger Agreement have agreed not to, or cause their respective affiliates not to, take any action with the intention to, or that would reasonably be expected to, hinder or delay the expiration or termination of any waiting period under the HSR Act or the obtaining of approval of the FTC or the Antitrust Division.

Public Announcements. Subject to the “No Solicitation” covenant, unless and until an Adverse Recommendation Change has occurred, Mitel and ShoreTel are required to consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release and will use commercially reasonable efforts to consult with each other before making any other public statements, in each case, with respect to the Merger Agreement or the Transactions, and , must not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, order, court process or the rules and regulations of any national securities exchange or national securities quotation system.

Fees and Expenses. Except as otherwise explicitly provided in the Merger Agreement, whether or not the Transactions are consummated, all fees and expenses (including those payable to representatives) incurred by any party to the Merger Agreement or on its behalf in connection with the Merger Agreement and the Transactions and the Related Documents (“Expenses”) will be paid by the party incurring those Expenses.

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Debt Financing. The Debt Financing, or any alternative financing, is not a condition to the Offer or the Merger. The Merger Agreement provides that Mitel and Parent will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Debt Financing on the terms and subject only to the conditions set forth in the Debt Commitment Letter, including using commercially reasonable efforts to: (1) maintain in effect and comply with the Debt Commitment Letter; (2) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject only to the conditions set forth in the Debt Commitment Letter (or on other terms subject to the permitted terminations, amendments, supplements, modifications or waivers described in the following paragraph) so that such agreements are in effect on the Closing Date; (3) satisfy on a timely basis all conditions applicable to Parent and the Offeror in the Debt Commitment Letter and the definitive agreements related thereto that are within their control; (4) upon the satisfaction or waiver of the conditions to Parent’s and the Offeror’s obligations to consummate the Offer and the Merger, draw the Debt Financing in the amount required to consummate the Transactions on the Closing Date and (5) enforce its rights under the Debt Commitment Letter.

Upon request by ShoreTel, Mitel, Parent and the Offeror will keep ShoreTel informed on a reasonably prompt basis and in reasonable detail of the status of its efforts to arrange the Debt Financing. Mitel, Parent and the Offeror shall provide ShoreTel, upon reasonable request, with copies of agreements relating to the Debt Financing and such other information and documentation regarding such Debt Financing as shall be reasonably necessary to allow ShoreTel to monitor the progress of such financing activities. Mitel, Parent and the Offeror will give ShoreTel prompt notice (1) of any breach, default, termination, cancellation or repudiation by any party to the Debt Commitment Letter, (2) the receipt by Mitel, Parent or their respective affiliates of any written notice or other written communication from any Debt Financing source with respect to any (a) breach, default, termination, cancellation or repudiation by any party to the Debt Commitment Letters or (b) dispute or disagreement between Mitel, Parent or their respective affiliates, on the one hand, any Debt Financing source or among any parties to the Debt Commitment Letter, on the other hand, in each case, that could reasonably be expected to delay the Offer Closing or the Closing, (3) of the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Mitel, Parent or the Offeror to obtain all or any portion of the Debt Financing necessary to fund the Required Amount (as defined below) on the terms and in the manner contemplated by the Debt Commitment Letter or (4) if Mitel, Parent or their respective affiliates, as applicable, for any reason, otherwise no longer believes in good faith that it will be able to obtain all or any portion of the Debt Financing on the terms described in the Debt Commitment Letter. As soon as reasonably practicable, but in any event within two (2) business days of the date ShoreTel delivers to Mitel, Parent or the Offeror a written request, Mitel, Parent or the Offeror will provide any information reasonably requested by ShoreTel relating to any circumstance referred to in the immediately preceding sentence. Mitel and Parent may not, without the prior written consent of ShoreTel, agree to or permit any termination of or amendment, supplement or modification to be made to, or grant any waiver of any provision under, the Debt Commitment Letter if such termination, amendment, supplement, modification or waiver would (i) reduce the aggregate amount of any portion of the Debt Financing (including by increasing the amount of fees to be paid or original issue discount as compared to the fees and original issue discount contemplated by the Debt Commitment Letter on the date of the Merger Agreement unless the Debt Financing is increased by a corresponding amount) such that the aggregate amount of the Debt Financing would reasonably be expected to be below the amount required to pay the Required Amount, (ii) impose new or additional conditions precedent to the availability of the Debt Financing or otherwise expand, amend or modify any of the conditions precedent to the Debt Financing in a manner that would reasonably be expected to prevent or materially impede or delay the funding of the Debt Financing (or satisfaction of the conditions to the Debt Financing) giving effect to the Marketing Period, (iii) waive any remedy available to Mitel, Parent or their respective affiliates or adversely impact the ability of Mitel, Parent or their respective affiliates, as applicable, to enforce its rights against other parties to the Debt Commitment Letter, (4) impose obligations on ShoreTel or its affiliates prior to Closing or (5) allow for the early termination of the Debt Commitment Letter; provided, that Mitel, Parent and their respective affiliates may, without the consent of ShoreTel, amend or otherwise modify the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter on the date of the

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Merger Agreement. Mitel and Parent will promptly deliver to ShoreTel copies of any amendment, modification, supplement, consent or waiver to or under the Debt Commitment Letter or the definitive agreements relating to the Debt Financing promptly upon execution thereof.

“Required Amount” means the aggregate Offer Price and Merger Consideration (and any repayment or refinancing of debt contemplated by the Merger Agreement or the Debt Commitment Letter) and any other amounts required to be paid in connection with the consummation of the Transactions (including all amounts payable in respect of Company Equity Awards under the Merger Agreement) and to pay all related expenses payable on the Closing Date by them in connection with the Transactions.

If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter, Parent will promptly notify ShoreTel in writing and Mitel, Parent and their respective affiliates will use their commercially reasonable efforts to arrange and obtain, reasonably promptly given the anticipated timing of the Closing, in replacement thereof alternative financing in an amount sufficient to fund the Required Amount with terms and conditions not less favorable to Mitel, Parent and the Offeror (or their respective affiliates) than the terms and conditions set forth in the Debt Commitment Letter (the “Alternative Financing”). Parent will deliver to ShoreTel true and complete copies of the alternative debt commitment letters (including redacted fee letters) pursuant to which any such alternative source has committed to provide any portion of the Debt Financing.

Prior to the Closing Date, ShoreTel will use its commercially reasonable efforts to provide, and cause its subsidiaries to provide, and use its commercially reasonable efforts to cause its and their respective officers, employees and advisors to provide, to Parent and the Offeror, in each case at Parent’s sole cost and expense, such reasonable cooperation as is customary and reasonably requested by Parent in connection with the arrangement of the Debt Financing contemplated by the Debt Commitment Letter, including using commercially reasonable efforts to: (1) as promptly as reasonably practicable, furnish Parent with the Required Information; (2) as promptly as reasonably practicable, inform Parent if ShoreTel or its subsidiaries shall have actual knowledge of any facts that would be reasonably likely to (a) require the restatement of any financial statements comprising a portion of the Required Information in order for such financial statements to comply with GAAP or (b) result in any of the Required Information no longer being compliant with the requirements applicable thereto under the Merger Agreement, (3) upon reasonable notice, causing senior management of ShoreTel to reasonably assist in preparation for and participate in a reasonable number of investor and lender meetings (including a reasonable and limited number of one-on-one meetings and calls that are requested in advance with or by the parties acting as lead arrangers or agents for, and prospective lenders in the Debt Financing), presentations and sessions with rating agencies in connection with the Debt Financing at reasonable times and locations mutually agreed and not disruptive to the business of ShoreTel, and assist Parent in obtaining ratings in connection with the Debt Financing; (4) reasonably assist Parent with the preparation by Parent and the lender parties and their respective affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns (the “Lender Related Parties”) of customary materials for rating agency presentations, bank information memoranda, offering memoranda and similar marketing documents (including participation in a reasonable number of due diligence sessions, drafting session and sessions with ratings agencies) as may be reasonably requested by Parent in connection with the Debt Financing; (5) solely with respect to financial information and data derived from ShoreTel’s historical books and records, assist Parent with the preparation of pro forma financial information and pro forma financial statements necessary or reasonably required by Parent or the financing sources providing the Debt Financing, it being agreed that ShoreTel will not be required to provide any information or assistance relating to (a) the proposed aggregate amount of Debt Financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing; (b) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing; or (c) any financial information related to Parent or any of its subsidiaries or any adjustments that are not directly related to the acquisition of ShoreTel by Parent; (6) execute (on behalf of ShoreTel and its subsidiaries) and deliver as of (but not prior to)

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the Closing any pledge and security documents, other definitive financing documents, or other certificates or documents as may be reasonably requested by Parent; provided, that (a) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing (except for customary “authorization letters”, authorizing, among other things, the distribution of information to prospective lenders and identifying, among other things, any portion of such information that constitutes material, non-public information regarding ShoreTel and its subsidiaries or their respective securities, which shall be executed by an officer of ShoreTel prior to Closing), (b) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing and (c) no liability shall be imposed on ShoreTel or any of its subsidiaries prior to the Closing Date, and no liability or obligations shall be imposed on any of their respective officers or employees at any time and otherwise reasonably facilitate the pledging of collateral and the perfection of applicable security interests; (7) causing the taking of corporate and other actions by ShoreTel and its subsidiaries that are reasonably necessary to permit the consummation of the Debt Financing on the Closing Date and to permit the proceeds thereof to be made available to the Parent as of the Closing; it being understood and agreed that (a) no such corporate or other action will take effect prior to the Closing and (b) any such corporate or other action will only be required of the directors, members, partners, managers or officers of ShoreTel and its subsidiaries who retain their respective positions immediately after the Closing; (8) provide, at least three (3) business days prior to the Closing, all documentation and other information about ShoreTel and its subsidiaries as is reasonably required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, in each case to the extent requested at least ten (10) business days in advance of the Closing; and (9) prior to or at, and conditioned upon, the occurrence of the Closing deliver all notices and take all other actions required to facilitate the termination of commitments under ShoreTel’s Amended and Restated Credit Agreement, dated as of October 22, 2014, among ShoreTel, the banks and other financial institutions or entities from time to time parties thereto, Silicon Valley Bank, as the Issuing Lender and Swingline Lender (as such terms are defined therein) and Silicon Valley Bank, as administrative agent and collateral agent, as amended (the “Credit Facility”), the repayment in full of all obligations then outstanding thereunder, if any, and the release of all liens in connection therewith, if any, on the Closing Date, and deliver to Parent prior to the Closing a customary payoff letter in respect of the Credit Facility or such termination or other document as may be required by the lender or lenders under the Credit Facility, which payoff letter or other document shall (a) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or other similar obligations related to the Credit Facility as of the Closing Date (the “Payoff Amount”) and (b) state that all obligations (including guarantees) in respect thereof (other than those contingent indemnification obligations that customarily remain following termination of a credit agreement) and liens in connection therewith on the assets of ShoreTel or any of its subsidiaries shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date, released or arrangements reasonably satisfactory to Parent for such release shall have been made by such time.

If the Closing Date does not occur, the Parent Termination Fee is not paid and Parent has not terminated the Merger Agreement in accordance with the terms of the Merger Agreement, Parent (1) will within thirty (30) days of written request by ShoreTel, reimburse ShoreTel for all reasonable and documented out-of-pocket expenses (including (a) reasonable attorneys’ fees and (b) expenses of ShoreTel’s accounting firms engaged to assist in connection with the Debt Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by ShoreTel or any of its subsidiaries or their respective representatives in connection with the Debt Financing, including the cooperation of ShoreTel and its subsidiaries and representatives contemplated by the preceding paragraph and (2) shall indemnify, defend and hold harmless ShoreTel, its subsidiaries and their respective representatives from and against any and all damages or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing (including the performance of their respective obligations under, or the taking of or refraining from any action in accordance with, the preceding paragraph), in each case other than to the extent any of the foregoing was suffered or incurred as a result of the bad faith, gross negligence or willful misconduct of ShoreTel or any of its subsidiaries or, in each case, their respective affiliates and representatives.

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ShoreTel has agreed to, and has agreed to cause its subsidiaries to, use commercially reasonable efforts to periodically update any Required Information provided to Parent as may be necessary so that such Required Information is Compliant. ShoreTel agrees to use commercially reasonable efforts to (1) file all reports on Form 10-K and Form 10-Q and Form 8-K, to the extent required to include financial information pursuant to Item 9.01 thereof, and (2) file all other Forms 8-K, in each case, required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the time periods required by the Exchange Act. In addition, if, in connection with a marketing effort contemplated by the Debt Financing, Parent reasonably requests ShoreTel to file a Current Report on Form 8-K pursuant to the Exchange Act that contains material non-public information with respect to ShoreTel and its subsidiaries, which Parent reasonably determines (and ShoreTel does not reasonably object) to include in a customary offering memorandum for the Debt Financing, then, upon ShoreTel’s review of and reasonable satisfaction with such filing, ShoreTel shall file such Current Report on Form 8-K.

Rule 14d-10 Matters. Prior to the Offer Acceptance Time, the Compensation Committee of the ShoreTel Board (the “Compensation Committee”) to the extent required will take such steps to cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of ShoreTel to be approved by the Compensation Committee in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Notification of Certain Matters. Prior to the Effective Time, Parent and ShoreTel are required to give each other at least one business day’s notice of:

•	any notice or other communication received by such party from any governmental authority in connection with the Merger Agreement or the Transactions or from any person alleging that the consent of such person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to ShoreTel, the Surviving Corporation or Parent;

•	any Legal Actions commenced or, to such party’s knowledge, threatened against such party that relates to the Merger Agreement or the Transactions; and

•	any fact, event or circumstance that (1) has had or would reasonably be expected to result in any Company Material Adverse Effect or any Effect that, individually or in the aggregate with one or more other Effects, prevents or materially impedes or materially delays the ability of Parent or The Offeror to perform their obligations under the Merger Agreement or to consummate the Transactions, on a timely basis, as applicable or (2) would or would reasonably be likely to result in the failure of any of the Offer Conditions or any of conditions to the Merger to be satisfied.

Transaction Litigation. The Merger Agreement provides that prior to the earlier of the Effective Time or the earlier termination of the Merger Agreement in accordance with its terms, ShoreTel will control the defense of any Legal Action (including any class action or derivative litigation) relating directly or indirectly to the Merger Agreement, the Merger, the Offer or the other Transactions, including disclosures made under securities laws and regulations related thereto (“Transaction Litigation”). However, ShoreTel is required, as promptly as reasonably practicable after obtaining knowledge of any Transaction Litigation, to notify Parent in writing thereof, and must (1) give Parent the right to review and comment on all material filings or responses to be made by ShoreTel in connection with any Transaction Litigation (and ShoreTel will in good faith take such comments into account), and the opportunity to participate in the defense and settlement of, any Transaction Litigation and (2) if Parent does not exercise such right to participate (subject to ShoreTel’s control right), keep Parent reasonably and promptly informed with respect to the status of such Transaction Litigation. No compromise or settlement of any Transaction Litigation may be agreed to by ShoreTel without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

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ShoreTel Bonds. Prior to the Closing, ShoreTel has agreed that it and its subsidiaries will provide reasonable cooperation to Parent in connection with Parent’s efforts to (1) replace, concurrently with or after Closing, any surety bond, letter of credit or other similar debt instrument, including security interests issued at the application or for the benefit of ShoreTel or any of its subsidiaries (collectively, “Company Bonds”), (2) obtain a “back-to-back” letter of credit, surety bond or other security interest for any Company Bonds or (3) otherwise collateralize, concurrently with or after Closing, the obligations of the parties who are the current issuers of any Company Bonds or have provided a letter of credit or other credit support in connection with any Company Bonds; provided, however, that (a) ShoreTel shall have no obligation to take any activities which affect the Credit Facility prior to Closing, (b) neither ShoreTel nor its subsidiaries shall be required to incur any expenses in connection with the foregoing which are not reimbursed by Parent and (c) any of the actions contemplated by this covenant are to take effect as of or following, and conditional upon, the Closing.

Section 280G. Subject to receipt by Parent and the Offeror of an analysis of the Section 280G implications of the Transactions (including under all employment, severance and termination agreements, other compensation arrangements and Company Benefit Plans) on any individual that is regarded as a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1), Parent and the Offeror have agreed to consult with ShoreTel in good faith and consider all actions reasonably requested by ShoreTel to mitigate and/or minimize the impact of the tax consequences of Section 280G of the Code.

The Offeror. Parent has agreed to take all actions necessary to (1) cause the Offeror to perform its obligations under the Merger Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement, and (2) ensure that, prior to the Effective Time, the Offeror shall not conduct any business or make any investments or incur or guarantee any Indebtedness other than as specifically contemplated by the Merger Agreement or as necessary to consummate the Transactions.

Conditions to the Consummation of the Merger.

Pursuant to the Merger Agreement, the respective obligations of ShoreTel, Parent and the Offeror to effect the Merger are subject to the satisfaction (or waiver, if permissible under applicable law) of each of the following conditions on or before the Closing Date:

•	any governmental authority having jurisdiction over any party to the Merger Agreement having not issued any order, nor any applicable law or other legal restraint, injunction or prohibition being in effect that makes consummation of the Merger illegal or otherwise prohibited; and

•	the Offeror having irrevocably accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Termination. The Merger Agreement provides that it may be terminated, and the Transactions may be abandoned at any time prior to the Offer Acceptance Time as follows:

A.	by mutual written consent of ShoreTel and Parent;

B.	by either ShoreTel or Parent:

1. if the Offer Acceptance Time has not occurred on or before the Termination Date; provided, that in the event the Marketing Period has commenced but not yet been completed at the time of the Termination Date, the Termination Date may be extended by Parent until five business days after the final date of the Marketing Period. However, the Merger Agreement cannot be so terminated by any party if the delay in the occurrence of the Offer Acceptance Time has been caused principally by or resulted from a breach by such party of its representations and warranties set forth in the Merger Agreement or the failure by such party to perform any of its covenants, obligations or agreements under the Merger Agreement; or

2. if any governmental authority having jurisdiction over any party to the Merger Agreement issues a final, non-appealable order or taken any other action, in each case permanently restraining, enjoining or

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otherwise prohibiting the Merger or the consummation of the Offer or any applicable law that makes consummation of the Merger or the consummation of the Offer illegal or otherwise prohibited is in effect; provided, that the party seeking to so terminate the Merger Agreement must have complied in all material respects with its obligations under described above in “—Commercially Reasonable Efforts,” “—Consents” and “—Filings”.

C.	By ShoreTel:

1. in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, subject to, and in accordance with the no solicitation covenant in the Merger Agreement; provided, that prior to or concurrently with such termination ShoreTel pays the Company Termination Fee (as defined below) and, within twenty-four hours of receipt by Parent of the Company Termination Fee, enters into such Alternative Acquisition Agreement;

2. if Parent or the Offeror breaches any of their respective representations or warranties, or fails to perform any of their respective covenants, obligations or agreements contained in the Merger Agreement, which breach or failure to perform (a) would reasonably be expected to result in a Parent Material Adverse Effect and (b) such breach or failure by its nature cannot be cured or has not been cured by Parent or the Offeror, as applicable, by the earlier of (i) the business day immediately prior to the Termination Date and (ii) the date that is twenty business days after Parent’s receipt of written notice of such breach from ShoreTel and stating its intention to terminate the Merger Agreement; provided, that ShoreTel is not then in material breach of its representations or warranties, or then materially failing to perform its covenants, obligations or agreements contained in the Merger Agreement; or

3. if (a) the Marketing Period has ended, (b) the Offer Conditions (other than those Offer Conditions that by their nature are to be satisfied at the Offer Acceptance Time, but subject to such Offer Conditions being able to be satisfied) have been satisfied or waived at the Expiration Time (and for the avoidance of doubt after giving effect to any extensions thereof in accordance with the Merger Agreement), (c) Offeror shall have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer within three business days following the Expiration Time, (d) ShoreTel has provided irrevocable written notice to Parent at least three business days prior to such termination that it is prepared, willing and able to effect the Closing and (e) at all times during such three business day period, ShoreTel stood ready, willing and able to consummate the Transactions; provided, that neither ShoreTel nor Parent may terminate the Merger Agreement as described in paragraph B.1 above, during any such three business day period.

D.	By Parent:

1. if ShoreTel breaches any of its representations or warranties, or fails to perform any of its covenants, obligations or agreements contained in the Merger Agreement, which breach or failure to perform, individually or in the aggregate, (a) would result in the failure of any of certain Offer Conditions (including the Representations Condition, the Covenants Condition and the MAE Condition) not being satisfied and (b) such breach or failure by its nature cannot be cured or has not been cured by ShoreTel by the earlier of (i) the business day immediately prior to the Termination Date and (ii) the date that is twenty business days after ShoreTel’s receipt of written notice of such breach from Parent and stating its intention to terminate the Merger Agreement; provided, that neither Parent nor the Offeror are then in material breach of their respective representations or warranties or then materially failing to perform their respective covenants, obligations or agreements contained in the Merger Agreement; or

2. following an Adverse Recommendation Change.

Effect of Termination. In the event of a valid termination of the Merger Agreement by either Parent or ShoreTel, the Merger Agreement will become void and have no effect; provided, however, that (1) subject to certain exceptions, no such termination will relieve any party of any liability for damages to another party

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resulting from such party’s fraud or willful and intentional breach prior to such termination, and (2) the Confidentiality Agreement and the provisions in the Merger Agreement relating to, (a) the expense reimbursement and indemnification of ShoreTel in connection with its the cooperation with Parent in obtaining the Debt Financing, (b) the information and knowledge obtained by Parent or the Offeror in connection with their access to information rights and rights to be informed about Takeover Proposals, (c) the Confidentiality Agreement, (d) fees and expenses (e) termination of the Merger Agreement, (f) termination expenses incurred by ShoreTel (g) termination expenses incurred by Parent, (h) miscellaneous matters, including, among others, the rights of the parties to seek specific performance of the terms of the Merger Agreement by the other party, will remain in full force and effect and survive any termination of the Merger Agreement.

Fees and Expenses Following Termination. Under the Merger Agreement, ShoreTel has agreed to pay to Parent a termination fee of $24.5 million (the “Company Termination Fee”) by wire transfer of immediately available funds, in the event that:

•	the Merger Agreement is validly terminated by ShoreTel, as described in paragraph C.1 above, in which case payment will be made prior to or concurrently with such termination;

•	the Merger Agreement is validly terminated by Parent pursuant to paragraph D.2 above, in which case payment will be made within two business days following such termination; or

•	if (1) a Takeover Proposal has been publicly made or otherwise becomes generally known to the public, in each case prior to the Offer Acceptance Time, (2) thereafter the Merger Agreement is terminated (a) by ShoreTel or Parent pursuant to, and in accordance with, paragraphs B.1 or B.2 above, or (b) by Parent pursuant to paragraph D.1 above and (3) within twelve months following the date of such termination ShoreTel enters into a definitive contract with respect to any Takeover Proposal and such transaction is subsequently consummated or any transaction specified in the definition of “Takeover Proposal” is consummated, whether or not involving the same Takeover Proposal, in which case payment will be made within two business days following the earliest date of when such definitive Contract is executed or such transaction is consummated. For purposes of this paragraph, references in the definition of the term “Takeover Proposal” to the figure “20%” shall be deemed to be replaced by “50%”.

Under the Merger Agreement, Parent has agreed to pay to ShoreTel a termination fee of $30 million (“Parent Termination Fee”) within two business days after termination, in the event that the Merger Agreement is validly terminated by ShoreTel pursuant to paragraph C.3 above.

However, ShoreTel will in no event be entitled to receive, and Parent be required to pay, the Parent Termination Fee if ShoreTel or any subsidiary is, at the time at which the Parent Termination Fee becomes due and payable, in breach of any of their respective representations or warranties contained in the Merger Agreement or have failed to perform their respective covenants, obligations or agreements contained in the Merger Agreement, which breach or failure to perform, individually or in the aggregate, was a principal cause of the failure of any of the Offer Conditions being satisfied.

In addition, if the Merger Agreement is validly terminated (i) by ShoreTel or Parent pursuant to, and in accordance with, paragraph B.1 above, as a result of the failure of the Minimum Condition to be satisfied, or (ii) by Parent pursuant to paragraph D.1 above and in each case the Company Termination Fee is not payable and paid, ShoreTel will reimburse Parent, the Offeror and their respective affiliates for their out-of-pocket third-party expenses in an aggregate amount not to exceed $6,000,000.

Amendment. The Merger Agreement may be amended or supplemented by the parties in any and all respects by written agreement of the parties; provided, that (1) if the Offeror has accepted for payment and paid for the Shares pursuant to the Offer, no amendment can be made to decrease the Merger Consideration and (2) the Merger Agreement may not be amended or supplemented aft the Offer Acceptance Time. However, certain

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provisions of the Merger Agreement may not be amended, modified or altered in any manner adverse to the Lender Related Parties identified in each Debt Commitment Letter in any material respect without the prior written consent of such Lender Related Parties.

Specific Performance. Under the Merger Agreement, the parties to the Merger Agreement are entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, this being in addition to any other remedy at law or in equity (including monetary damages).

Notwithstanding the foregoing, the right of ShoreTel to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to fund the Offer Price and the Merger Consideration and Parent’s and the Offeror’s obligations to cause the Offer Acceptance Time to occur and to effect the Closing (but not the right of ShoreTel to seek such injunctions, specific performance or other equitable remedies for any other reason) are subject to the requirements that:

•	the Marketing Period has ended;

•	with respect to the consummation of the Offer (including the payment of the Offer Price), all Offer Conditions were satisfied (other than those conditions that by their terms are to be satisfied at the Offer Acceptance Time, but subject to such conditions being able to be satisfied at the Offer Acceptance Time) or validly waived in accordance with the terms of the Merger Agreement at the Expiration Time;

•	with respect to the consummation of the Merger (including the payment of the Merger Consideration) the conditions to the Merger were satisfied (other than those conditions that by their terms are to be satisfied at the Effective Time, but subject to such conditions being able to be satisfied at the Effective Time) or validly waived in accordance with the terms of the Merger Agreement at the Effective Time;

•	the Debt Financing (or Alternative Financing) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing;

•	ShoreTel has irrevocably confirmed in writing to Parent that (A) if specific performance is granted and the Debt Financing (or Alternative Financing) is funded, the Closing will occur substantially simultaneously with the drawdown of the Debt Financing (or Alternative Financing) and ShoreTel has not revoked, withdrawn, modified or conditioned such confirmation and (B) ShoreTel is prepared, willing and able to effect the Closing and the Transactions; and

•	Parent and the Offeror fail to complete the Closing within three business days after delivery of ShoreTel’s irrevocable written confirmation.

Additionally, if the Merger Agreement is terminated by ShoreTel as a result of any breach by Parent or the Offeror of any of their respective representations or warranties or as a result of the failure by Parent of the Offeror to perform any of their respective covenants, obligations or agreements under the Merger Agreement, ShoreTel will not be entitled to specific performance and the Parent Termination Fee will be ShoreTel’s sole and exclusive remedy.

The Tender Support Agreements. In connection with the execution of the Merger Agreement, ShoreTel Supporting Equityholders have each entered into a Support Agreement. Subject to the terms and conditions of the Support Agreement, each ShoreTel Supporting Equityholder has agreed, among other things, to tender his or her Shares into the Offer, and, subject to certain exceptions, not to transfer his or her Shares that are subject to the Support Agreement. The Support Agreement will terminate with respect to each ShoreTel Supporting Equityholder upon the first to occur of (1) the mutual written consent of Parent and such ShoreTel Supporting Equityholder, (2) termination of the Merger Agreement in accordance with its terms, (3) the consummation of the Merger, (4) entry into an amendment or modification of the Offer or the Merger Agreement that results in a decrease in the Offer Price or a change in the form of consideration payable to the ShoreTel Supporting Equityholders or (5) the withdrawal or termination of the Offer by the Offeror or the expiration of the Offer without acceptance for payment of the Shares tendered by the ShoreTel Supporting Equityholders.

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This summary does not purport to be complete and is qualified in its entirety by the full text of the Support Agreement, a copy of the form of which has been filed as Exhibit (d)(2) to Schedule TO and which is incorporated herein by reference.

The Confidentiality Agreement. ShoreTel and Mitel entered into a confidentiality agreement dated as of June 16, 2017 (the “Confidentiality Agreement”). As a condition to being furnished certain confidential information (“Confidential Information”), each party to the Confidentiality Agreement agreed that such Confidential Information will be kept by it and its representatives confidential and will be used solely for the purpose of evaluating, proposing or negotiating a possible acquisition involving the parties to the Confidentiality Agreement and for no other purpose. The Confidentiality Agreement contains customary standstill provisions with a term of 12 months, subject to certain exceptions, including (1) the receipt of prior written invitation of the other party’s board of directors or chief executive officer and (2) that nothing shall prevent a private communication to the other party’s board of directors or chief executive officer so long as such private communication would not reasonably be expected to require a public disclosure under applicable law or the listing requirements of the primary securities exchange on which the other party’s securities are listed. The Confidentiality Agreement terminates three years after the date of the Confidentiality Agreement, except with the exception of certain obligations under the Confidentiality Agreement that shall survive until the latest date permitted by applicable law.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

12.	Sources and Amount of Funds

The Offeror estimates that it will need approximately $526 million to purchase Shares in the Offer and to fund the consideration to be paid in the Merger, as well as approximately $44 million to pay certain fees and expenses incurred by Mitel and ShoreTel related to the Transactions. Mitel and Parent have received commitments from certain lenders to provide Mitel and Parent with a term loan in an aggregate principal amount of $300.0 million (the “Debt Financing”). Subject to certain conditions, the Debt Financing will be made available to Mitel and Parent to finance the Offer and the Merger and pay related fees and expenses incurred in connection with the Offer and the Merger and the transactions contemplated thereby. The proceeds of the Debt Financing, together with drawings on Mitel’s and Parent’s existing Revolving Credit Facility (the “Revolving Credit Facility”), Mitel’s available cash and ShoreTel’s available cash following the Merger, will be used to finance the cash consideration required to purchase the Shares pursuant to the terms of the Merger Agreement and pay fees and expenses associated therewith.

We do not believe our financial condition is material to your decision whether to tender your Shares and accept the Offer because (1) we were organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger, (2) the Offer is being made for all of the issued and outstanding Shares solely for cash, (3) the Offer is not subject to any financing condition, (4) the Offer is being made for all outstanding Shares of ShoreTel, (5) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares (other than the Excluded Shares) for cash at the same price per share as the Offer Price in the Merger and (6) we have all of the financial resources, including committed debt financing, sufficient to finance the Offer and the Merger.

Debt Financing.

On July 26, 2017, in connection with the execution of the Merger Agreement, Mitel and Parent received a debt commitment letter (the “Debt Commitment Letter”) from Bank of Montreal, BMO Capital Markets Corp., Citizens Bank, N.A., HSBC Bank Canada and Canadian Imperial Bank of Commerce (collectively, the

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“Commitment Parties”) pursuant to which the Commitment Parties committed to provide $300.0 million in term loans (“Term B Loans”). The Term B Loans will be implemented pursuant to amendments made to Mitel’s Existing Credit Facilities (as defined below) and, as such, will be guaranteed by Mitel and, with certain exceptions, Mitel’s existing and subsequently acquired or created direct and indirect subsidiaries. The Commitment Parties have been provided a specified period to syndicate the Term B Loans with assistance by Mitel and ShoreTel as set forth in the Debt Commitment Letter.

In the event that (a) the closing date of the Debt Financing does not occur on or before the date that is five (5) business days after the date which is 120 days from the date of the Debt Commitment Letter, (b) the Merger Agreement is validly terminated in accordance with its terms without the consummation of the Merger having occurred or (c) there is a material breach of the Debt Commitment Letter or the related fee letter by Mitel or Parent, then the Debt Commitment Letter and the commitment of the Commitment Parties with respect to the Debt Financing will automatically terminate. The documentation governing the Debt Financing has not been finalized and, accordingly, the actual terms of the Debt Financing may differ from those described in this document.

Pursuant to the Merger Agreement, each of Mitel and Parent has agreed to use commercially reasonable efforts to consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter, Mitel, Parent and their respective affiliates will use their commercially reasonable efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to fund the Required Amount with terms and conditions not less favorable to Parent and the Offeror (or their respective affiliates) than the terms and conditions set forth in the Debt Commitment Letter.

There is no financing condition to the Offer.

Conditions Precedent to the Debt Financing. The availability of the Debt Financing is subject to, among other customary conditions:

•	consummation of the Offer and the Merger in accordance with the Merger Agreement (subject to certain exceptions, without giving effect to any amendment, waiver, consent or other modification that is materially adverse to the interests of the Commitment Parties (in their capacities as such) under such facilities unless it is approved by the Commitment Parties);

•	since March 31, 2017, the absence of any Company Material Adverse Effect;

•	delivery of certain historical and pro forma financial information about Mitel, Parent, ShoreTel and their subsidiaries;

•	a period of not less than 15 consecutive business days prior to the Closing, commencing upon the delivery of a confidential information memorandum consistent with that provided in connection with the Existing Credit Facilities;

•	payment of fees and expenses required by the Debt Commitment Letter or the related fee letter to be paid at or prior to Closing; and

•	execution and delivery of definitive documentation.

Bookrunners. BMO Capital Markets Corp., Citizens Bank, N.A., HSBC Bank Canada and Canadian Imperial Bank of Commerce and any additional bookrunners and lead arrangers appointed pursuant to the terms of the Debt Commitment Letter, if any, will act as joint bookrunners and joint lead arrangers for the Term B Loans.

Interest Rate. The Term B Loans are expected to bear interest, in the case of LIBOR Rate Loans (as defined in the Debt Commitment Letter), at a rate equal to the the LIBOR Rate (as defined in the Debt Commitment

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Letter plus 4.25% or, in the case of Base Rate Loans (as defined in the Debt Commitment Letter) at an alternate Base Rate (as defined in the Debt Commitment Letter) plus 3.25%, in each case plus a spread dependent on Mitel’s credit ratings.

Guarantees and Security. All obligations under the Term B Loans will be guaranteed by Mitel and, with certain exceptions, existing or subsequently acquired or created subsidiary of Mitel and will be secured on a first priority basis by a perfected first priority interest in substantially all tangible and intangible assets of Mitel and each of such guarantors, including, with certain exceptions, the equity interests of Mitel’s and such guarantors’ direct material subsidiaries.

Mandatory Prepayment. The Term B Loans, pro rata with the Term A Loan (as defined below), will be required to be prepaid with 50% of annual excess cash flow (to be defined in the amendment of Mitel’s Existing Credit Facilities) of Mitel and Parent and their subsidiaries with step-downs to 25% and 0% under certain conditions. In addition, the Term B Loans will amortize in quarterly scheduled principal installments of 1.00% of the original principal amount of the Term B Loans. Other than such scheduled principal installments, no plans or arrangements have been made to finance or repay the Term B Loans.

Other Terms. The Term B Loans will contain representations and warranties and affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions, consistent with the Existing Credit Facilities. The Term B Loans will also include events of default, consistent with the Existing Credit Facilities, including in connection with certain changes of control.

This summary does not purport to be complete and is qualified in its entirety by the full text of the Debt Commitment Letter, a copy of which has been filed as Exhibit (b)(1) to Schedule TO and which is incorporated herein by reference.

Existing Credit Facilities. On March 9, 2017, Mitel and Parent entered into a senior secured credit agreement with the lenders named therein (the “Lenders”), Citizens Bank, N.A., as the administrative agent, swingline lender and issuing lender, Citizens Bank, N.A., BMO Capital Markets, Canadian Imperial Bank of Commerce and HSBC Bank Canada, as joint lead arrangers and joint bookrunners, Bank of Montreal, Canadian Imperial Bank of Commerce and HSBC Bank Canada as co-syndication agents, Bank of America, N.A., Export Development Canada and KeyBank National Association as co-documentation agents (the “Credit Agreement”), pursuant to which the Lenders made available to Mitel and Parent a term credit facility in the aggregate amount of $150 million (the “Term A Loan”) and a revolving credit facility consisting of a $350 million facility (the “Revolving Credit Facility” and together with the Term A Loan, the “Existing Credit Facilities”). Under the Revolving Credit Facility, $103.0 million was drawn as of June 30, 2017 and an additional approximately $175 million (less Mitel’s available cash) is expected to be drawn to finance a portion of the cash consideration required to purchase the Shares pursuant to the terms of the Merger Agreement and pay fees and expenses associated therewith.

Interest Rate. The Existing Credit Facilities bear interest, in the case of LIBOR Rate Loans (as defined in the Credit Agreement), at a rate equal to the adjusted LIBOR or, in the case of Base Rate Loans (as defined in the Credit Agreement) an alternate base rate, in each case plus an applicable margin (currently LIBOR plus 2.00%) dependent upon Mitel’s total net leverage ratio. Undrawn amounts under the Revolving Credit Facility are subject to a commitment fee (currently 0.25%) dependent upon Mitel’s total net leverage ratio.

Guarantees and Security. All of Mitel’s obligations under the Existing Credit Facilities are guaranteed by Mitel and, with certain exceptions, existing or subsequently acquired or created subsidiary of Mitel and are or will be secured on a first priority basis by a perfected first priority interest in substantially all tangible and intangible assets of Mitel and each of such guarantors, including, with certain exceptions, the equity interests of Mitel’s and such guarantors’ direct material subsidiaries.

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Prepayment. The Existing Credit Facilities are required to be repaid under certain circumstances set out in the Credit Agreement, including, in respect of the Term A Loan, quarterly scheduled principal installments as set out in the Credit Agreement. Other than such scheduled principal installments, no plans or arrangements have been made to finance or repay the Existing Credit Facilities.

Other Terms. The Existing Credit Facilities contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, transactions with affiliates, liens and dividends and other distributions, and the maintenance of a certain total leverage ratio and interest coverage ratio. The Existing Credit Facilities also includes customary events of default including in connection with certain changes of control.

This summary does not purport to be complete and is qualified in its entirety by the full text of the Credit Agreement, a copy of which has been filed as Exhibit (b)(2) to Schedule TO and which is incorporated herein by reference.

13.	Conditions of the Offer

Capitalized terms used in this Section 13—“Conditions of the Offer,” but not defined herein have the respective meanings given to them in the Merger Agreement. For purposes of the Merger Agreement, when reference is made to one or more Offer Conditions being “satisfied” (or words of similar import), it shall mean that such condition described therein does not exist.

Notwithstanding any other provision of the Merger Agreement or the Offer and in addition to (and not in limitation of) the Offeror’s right to extend and amend the Offer pursuant to the Merger Agreement, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, the Offeror will not be required to (and Parent will not be required to cause the Offeror to) accept for payment or pay for any Shares validly tendered and not properly withdrawn pursuant to the Offer if any of the following conditions exist or have occurred and are continuing at the scheduled Expiration Time:

•	the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, as defined by Section 251(h)(6) of the DGCL), together with any Shares then owned by the Offeror, does not represent at least one Share more than 50% of the then outstanding Shares (the “Minimum Condition”);

•	either (1) an Order (whether temporary, preliminary or permanent) shall have been issued by a governmental authority and remain in effect that would (a) make any of the Support Agreements, the Offer, the Merger or any of the other Transactions illegal or (b) otherwise prevent the consummation thereof or (2) an applicable law shall be in effect that would make the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger, illegal or violative of any Law;

•	the applicable waiting period (and any extension thereof) applicable to the Offer and the Merger under the HSR Act has not expired or been terminated and the Telecom Approvals (as defined in Section 15—“Certain Legal Matters; Regulatory Approvals” below) shall not have been obtained;

•

the representations and warranties of ShoreTel (1) set forth in Section 3.8(a) and Section 3.8(d) (Absence of Certain Changes or Events) of the Merger Agreement, including the Cash Representation, are not true and correct in all respects as of the Expiration Time with the same effect as though made as of the Expiration Time, (2) set forth in Section 3.2(a), Section 3.2(b) and the last sentence of Section 3.2(d) (Capitalization) of the Merger Agreement are not true and correct in all respects (except for de minimis inaccuracies, it being understood that inaccuracies shall be deemed to be “de minimis” if and only if ShoreTel’s fully diluted capitalization as of the Capitalization Date does not exceed ShoreTel’s fully diluted capitalization set forth in Section 3.2(a) and Section 3.2(b) by more than 0.075% in the aggregate) as of the Expiration Time with the same effect as though made as of the

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Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (3) set forth in Section 3.1 (Corporate Existence), the second sentence of Section 3.2(c) and Section 3.2(e) (Capitalization), Section 3.3 (Corporate Authority; Enforceability), Section 3.5(f)(ii) (Compliance with Laws; Permits), Section 3.17(a) (Finders; Brokers) and Section 3.19 (Opinion of Financial Advisor) of the Merger Agreement shall not be true and correct in all material respects (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (4) set forth in the Merger Agreement, other than those Sections specifically identified in clauses (1), (2) and (3), are not true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the Expiration Time with the same effect as though made as of the Expiration Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (4), where the failure to be true and correct would not have or reasonably be expected to have a Company Material Adverse Effect. Parent shall not have received a certificate signed on behalf of ShoreTel by an executive officer of ShoreTel to such effect;

•	ShoreTel has not complied with or performed in all material respects its obligations, agreements and covenants required to be complied with or performed prior to the Expiration Time. Parent shall not have received a certificate signed on behalf of ShoreTel by an executive officer of ShoreTel to such effect;

•	since the date of the Merger Agreement, there has occurred any Company Material Adverse Effect. Parent shall not have received a certificate signed on behalf of ShoreTel by an executive officer of ShoreTel to such effect;

•	the Merger Agreement has been terminated in accordance with its terms (the “Termination Condition”); or

•	the Marketing Period has not been completed.

The foregoing conditions are for the sole benefit of Parent and the Offeror and, other than the Minimum Condition and the Termination Condition, may be waived by Parent and the Offeror in whole or in part at any time and from time to time, at or prior to the Expiration Time (except for conditions relating to government regulatory approvals), in their respective sole discretion, in each case subject to the terms and conditions of the Merger Agreement and to the extent permitted by applicable law. The failure by Parent, the Offeror or any other affiliate of Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time, at or prior to the Expiration Time (except for conditions relating to government regulatory approvals), in each case subject to the terms and conditions of the Merger Agreement and to the extent permitted by applicable law.

14.	Dividends and Distributions

ShoreTel has never paid any cash dividends on its Common Stock. Under the terms of the Merger Agreement, between the date of the Merger Agreement and prior to the earlier of the Effective Time or the termination of the Merger Agreement in accordance with its terms, ShoreTel is not permitted, without the prior written consent of Parent, to declare, set aside for payment or pay any dividend on, or make any other distribution or transfer in respect of, any shares of its capital stock other than dividends and distributions by a direct or indirect wholly-owned subsidiary of ShoreTel to its parent. See Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents—The Merger Agreement—Covenants.”

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15.	Certain Legal Matters; Regulatory Approvals

General. Except as otherwise set forth in this Offer to Purchase, based on Parent’s and the Offeror’s review of publicly available filings by ShoreTel with the SEC and other information regarding ShoreTel, Mitel, Parent and the Offeror are not aware of any licenses or other regulatory permits which appear to be material to the business of ShoreTel and which might be adversely affected by the acquisition of Shares by the Offeror or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by the Offeror or Parent pursuant to the Offer. In addition, except as set forth below, Mitel, Parent and the Offeror are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Parent’s and the Offeror’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and the Offeror currently expect that such approval or action, except as described below under “—State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions. In such an event, we may not be required to purchase any Shares in the Offer. See Section 11—“Purpose of the Offer and Plans for ShoreTel; Transaction Documents—The Merger Agreement and Section 13—“Conditions of the Offer.”

U.S. Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied.

It is a condition to the Offeror’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by the ultimate parent entity of Parent, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a request for additional information and documentary material (a “Second Request”), the waiting period with respect to the Transactions would be extended until ten calendar days following the date of substantial compliance by Parent with that request, unless the FTC and the Antitrust Division terminated the additional waiting period before its expiration. The ten calendar day waiting period can be extended with consent of Company. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC and the Antitrust Division may terminate the additional 10-day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if the Offeror owns 50% or more of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as the Offeror’s proposed acquisition of ShoreTel. At any time before or after the Offeror’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, requiring disposition of those Shares, or the divestiture of substantial assets of the Offeror, ShoreTel, or any of their respective subsidiaries or affiliates, or seeking other conduct relief. At any time before or after

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consummation of the Transactions, notwithstanding the early termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Offeror may not be obligated to consummate the Offer or the Merger. See Section 13—“Conditions of the Offer.”

Mitel filed a Premerger Notification and Report Form on August 10, 2017. ShoreTel filed a Premerger Notification and Report Form on August 11, 2017.

State Takeover Laws.

ShoreTel is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person, together with its affiliates and associates, who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other alternatives, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The ShoreTel Board approved the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, and none of Mitel, Parent, the Offeror or any of their respective affiliates and associates owned or had the right to acquire 15% or more of ShoreTel’s voting stock prior to such Board approval. Accordingly, the restrictions on “business combinations” contained in Section 203 are inapplicable to the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

ShoreTel conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive

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approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 13—“Conditions of the Offer.”

CPUC Approval.

A subsidiary of ShoreTel, M5 Networks, LLC (“M5”), has been granted a certificate of public convenience and necessity (“CPCN”) by the California Public Utilities Commission (the “CPUC”) authorizing M5 to operate as an interexchange carrier telephone corporation in California. The Transactions are deemed by the CPUC to be a transfer of the CPCN, which requires the approval of the CPUC.

The Transactions are eligible for consideration under the CPUC’s Advice Letter process as a result of, among other things, a subsidiary of Mitel currently holding a certificate of public convenience and necessity that provides authority at least as broad as the authority provided under the CPCN. The parties submitted an Advice Letter to the CPUC on July 31, 2017 requesting the approval of the CPUC, to the extent necessary, of the transfer of indirect control of M5 in connection with the Transactions. If the CPUC’s Communications Division staff does not suspend the review process, the Advice Letter will become effective, and the approval of the CPUC will be deemed to have been received, on August 30, 2017.

It is a condition to the Offeror’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the parties have obtained the approval of the CPUC or the staff thereof of either the acquisition or transfer of control of M5 or the relinquishment of the CPCN (the “CPUC Approval”).

FCC License Relinquishment.

Two subsidiaries of ShoreTel, Corvisa LLC and M5, each held a Federal Communications Commission (“FCC”) International Section 214 License (the “Section 214 Authorizations”). ShoreTel has represented in the Merger Agreement that no customer or other user has been provided any service, and no business or revenue has been generated pursuant to the Section 214 Authorizations and has agreed that during the Pre-Closing Period it will not provide any service to any customer or other user pursuant to the Section 214 Authorizations.

ShoreTel notified the FCC on July 25, 2017 that it was surrendering the Section 214 Authorizations.

It is a condition to the Offeror’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the parties have obtained the approval of the FCC for the relinquishment of the Section 214 Authorizations, as evidenced by a public notice of the FCC unless the FCC otherwise advises in writing that such relinquishment is effective (the “FCC License Relinquishment” and together with the CPUC Approval and all other Telecom Consents (as defined in the Merger Agreement), the “Telecom Approvals”). On August 11, 2017, the FCC issued a Public Notice stating that the Section 214 authorizations had been surrendered. Accordingly, the closing condition related to the FCC License Relinquishment has been satisfied.

16.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL, stockholders who have not tendered their Shares pursuant to the Offer and who comply with the applicable legal requirements will have appraisal rights under Section 262 of the DGCL. For purposes of this discussion of appraisal rights, all references to a “stockholder” refer to a stockholder of record of Shares. If you choose to exercise your appraisal rights (or if you are a beneficial owner and cause the stockholder of record of your Shares to exercise appraisal rights on your behalf) in connection with the Merger and you comply (or, if you are a beneficial owner, cause such stockholder to comply) with the applicable legal requirements under the DGCL, you will be entitled to payment in cash in an amount equal to the “fair value” of your Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value. This value may be the same as, more

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than or less than the price that the Offeror is offering to pay you in the Offer and the Merger. Moreover, the Surviving Corporation may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation of the merger within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 contains the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex III to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any holder of Shares wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which will occur on the date on which the Offeror irrevocably accepts for purchase the Shares validly tendered in the Offer, and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9, deliver to ShoreTel at the address indicated in the Schedule 14D-9, a demand in writing for appraisal of such Shares, which demand must reasonably inform ShoreTel of the identity of the stockholder and that the stockholder is demanding appraisal for such Shares;

•	not tender such Shares in the Offer or vote for, or consent in writing to, the Merger; and

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time.

In addition, a stockholder, an appropriate beneficial owner or the Surviving Corporation must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the Shares within 120 days after the Effective Time. Because the Shares are expected to remain listed on a national securities exchange immediately before the Effective Time, the Delaware Court of Chancery will dismiss appraisal proceedings as to all Shares unless the total number of Shares entitled to appraisal exceeds 1% of the outstanding shares of capital stock of ShoreTel eligible for appraisal or the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal exceeds $1 million.

The foregoing summary of the rights of ShoreTel’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights and is qualified in its entirety by reference to Section 262 of the DGCL. The preservation and proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights. A copy of Section 262 of the DGCL is included as Annex III to the Schedule 14D-9.You will not be entitled to appraisal rights unless the Merger is completed. The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your shares but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

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17.	Fees and Expenses

Except as explicitly provided otherwise in the Merger Agreement, whether or not the Transactions are consummated, all Expenses will be paid by the party incurring those Expenses.

Notwithstanding the foregoing, the Offeror has retained the Depositary and Paying Agent and the Information Agent in connection with the Offer. Each of the Depositary and Paying Agent and the Information Agent will receive customary compensation, reimbursement for out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. The Merger Agreement provides that Parent will be responsible for the compensation, reimbursement for out-of-pocket expenses of the Depositary and Paying Agent.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither Mitel, Parent nor the Offeror will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by the Offeror for customary mailing and handling expenses incurred by them in forwarding the offering material to their clients.

18.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

The Offeror, Parent and Mitel have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning ShoreTel—Additional Information.”

No person has been authorized to give any information or make any representation on behalf of Mitel, Parent or the Offeror not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, that information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Mitel, Parent, the Offeror, ShoreTel or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

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Schedule A

Directors and Executive Officers of

Mitel, Parent and the Offeror

1. Mitel

Mitel was incorporated on January 12, 2001 under the Canada Business Corporations Act. Mitel is a global provider of enterprise communications powering more than two billion business connections. Mitel’s innovation and communications experts serve more than 60 million business users in more than 100 countries. The principal office address of Mitel is 350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7. The telephone number at the principal office is (613) 592-2122.

Directors and Executive Officers of Mitel

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Mitel are set forth below. The principal office address of each such director and executive officer is 350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7. The telephone number at the principal office is (613) 592-2122. Each such person is a citizen of the United States, with the exception of Peter D. Charbonneau, Terence H. Matthews, Steven E. Spooner and David Williams, who are citizens of Canada, and Graham Bevington, who is a citizen of the United Kingdom.

Name and Position	Present Principal Occupation or Employment and Employment History
Richard D. McBee President and Chief Executive Officer	Mr. McBee was appointed President and Chief Executive Officer of Mitel in January 2011. Prior to joining Mitel, Mr. McBee served as President of the Communications & Enterprise Group of Danaher Corporation. In this role, he was responsible for annual sales derived from carrier, enterprise, and SMB markets via both direct sales and channel partners. Mr. McBee joined Danaher in 2007 as President, Tektronix Communications, following the acquisition by Danaher of Tektronix. During his 15 years with Tektronix, he held a variety of positions including Senior Vice President and General Manager, Communications Business Unit; Senior Vice President of Worldwide Sales, Service and Marketing; and Vice President of Marketing & Strategic Initiatives. Mr. McBee holds a Master’s Degree in Business Administration from the Chapman School of Business and Economics and graduated from the United States Air Force Academy with a Bachelor of Science in 1986. Mr. McBee serves on the board of the Metroplex Technology Business Council in Texas.

Steven E. Spooner Chief Financial Officer	Mr. Spooner joined Mitel in June 2003 as Chief Financial Officer. Mr. Spooner has more than 33 years of experience in corporate finance, mergers and acquisitions, corporate governance, strategic business planning and operational leadership with companies in the high technology and telecommunications sectors. Between April 2002 and June 2003, he was an independent management consultant for various technology companies. From February 2000 to March 2002, Mr. Spooner was President and Chief Executive Officer of Stream Intelligent Networks Corp., a competitive access provider and supplier of point-to-point high speed managed bandwidth. From February 1995 to February 2000, Mr. Spooner served as Vice President and Chief

Voluntary Offer, COY: SHOR

Name and Position	Present Principal Occupation or Employment and Employment History
Financial Officer of CrossKeys Systems Corporation, a publicly traded company between 1997 and 2001. Prior to that, Mr. Spooner was Vice President Finance and Corporate Controller of SHL Systemhouse Inc., also a publicly traded company. He held progressively senior financial management responsibilities at Digital Equipment of Canada Ltd. from 1984 to 1990 and at Wang Canada Ltd. from 1990 to 1992. Mr. Spooner previously served as the Chair of the Finance and Audit Committee and was a member of the Executive Committee and Nominating Committee of The Ottawa Hospital Foundation from February 2006 to June 2016. He also previously served on the Board for Magor Communications Corporation from March 2013 to November 2015. Mr. Spooner is an honours Commerce graduate of Carleton University. He is a member of the Chartered Professional Accountants of Ontario (successor of the Institute of Chartered Accountants of Ontario) and in 2011 was elected by the Institute as a Fellow of the Institute in recognition of outstanding career achievements and leadership contributions to the community and to the profession and received his FCPA credentials in 2013. Mr. Spooner also holds the ICD.D certification, having completed the Directors’ Education Program of the Institute of Corporate Directors of Canada.

Robert D. Agnes Executive Vice President and President, Enterprise Division	Mr. Agnes is Mitel’s Executive Vice President and President, Enterprise Division, responsible for strengthening and growing this important foundational business. Prior to this role, Mr. Agnes was Executive Vice President and General Manager of Mitel’s Asia-Pacific Operations, focused on implementing the company’s strategy in this key geography. With more than 30 years in global telecommunications organizations, Mr. Agnes is a results-driven leader with deep experience successfully growing businesses. Mr. Agnes began his career as a software engineer with Hamilton Standard, a subsidiary of United Technologies. He moved to a sales engineer position with Tektronix, Inc., in 1985. For the next 21 years, he held various roles with Tektronix, including leading several key businesses. Among his leadership roles at Tektronix, Mr. Agnes was Vice President and General Manager of the company’s video business, Vice President and General Manager of Tektronix Berlin, head of Sales and Operations in the Pacific region, and Vice President of Strategic Initiatives. Prior to his career at Tektronix, Mr. Agnes was President of Asia-Pacific for Lectra S.A.; Senior Vice President of Worldwide Sales and Marketing for X-Rite America, Inc.; Senior Vice President, Worldwide Marketing; and President of Asia-Pacific for PartMiner Worldwide, Inc. Mr. Agnes earned his Associate of Science in Electrical Engineering (ASEE) from Hartford State Technical College (Hartford, Connecticut), and a Bachelor of Science degree in Computer Science from the University of Connecticut School of Engineering. He also holds a Master of Business Administration (MBA) from George Fox University (Newburg, Oregon).

Voluntary Offer, COY: SHOR

Name and Position	Present Principal Occupation or Employment and Employment History
Todd Abbott Executive Vice President of Global Sales	A seasoned executive with more than 30 years of experience in the computing, networking, and business communications industries, Mr. Abbott is a customer-focused leader with a keen ability to develop go-to-market strategies, sales models, and channel programs and to drive an execution-focused culture. In his role as Mitel’s Executive Vice President of Global Sales, Mr. Abbott oversees Mitel’s global sales operations, including cloud and enterprise sales and channel programs. Prior to joining Mitel, Mr. Abbott was Chief Revenue Officer at Spireon, a private company focused on the vehicle telematics market. Mr. Abbott has also held senior executive positions at several business communications companies, including leading the sales and marketing programs at Symbol Technologies, Seagate Technology, Avaya, and Sonus Networks. He also has significant start-up experience, as CEO of Tely Labs, focused on the cloud-based video conference market. Earlier in his career, Mr. Abbott spent eight years at Cisco Systems where he assumed a series of progressively more senior positions around the world, including sales management responsibilities in New York, Sales Vice President in Singapore, and Group Vice President in Paris, and leading the service provider business in Europe, Middle East, and Asia. Mr. Abbott began his career in 1982 at IBM Corporation. Mr. Abbott has a Bachelor of Science degree with a double major in Finance and Marketing from Northeastern University (Boston, Massachusetts).

Jon D. Brinton EVP, Corporate Development	Mr. Brinton is the EVP, Corporate Development responsible for working with the Chief Executive Officer and senior leads to assess emerging technologies that could engage Mitel’s portfolio and integrating acquisitions. Mr. Brinton joined Mitel in 1999 through the acquisition of his own corporation, Network Services Agency, Inc. by Inter-Tel Technologies, Inc. (now known as Mitel Technologies, Inc.). Through the years, Mr. Brinton has held various positions within Mitel including: General Manager, Mitel Networks Solutions, Vice President of Networks Services, and President of Mitel NetSolutions, Inc. Mr. Brinton holds a Bachelor of Science degree from Grand Canyon University.

Wesley D. Durow Chief Marketing Officer	Mr. Durow joined Mitel in April 2015 as Chief Marketing Officer as a 20-year technology industry veteran with deep domain knowledge in cloud-based, real-time communications for both enterprises and service providers. Prior to joining Mitel, Mr. Durow was Vice President of Global Marketing for Sonus Networks, Inc. Prior to that Mr. Durow was Chief Marketing Officer at Fonality, Inc. and served as Vice President and General Manager of Global Marketing for Avaya, Inc. Mr. Durow spent more than a decade with Nortel in a number of leadership roles, including end-to-end marketing, go-to-market, and strategic planning for their enterprise business. Mr. Durow began his career in advertising, helping to build brands for leading companies including American Airlines, Pace Picante Sauce, NationsBank (now Bank of America), The Dial Corporation and GTE (now Verizon). Mr. Durow earned his Master’s degree in Advertising from Northwestern University and his Bachelor’s degree in Marketing from the University of Northern Iowa.

Voluntary Offer, COY: SHOR

Name and Position	Present Principal Occupation or Employment and Employment History
Graham Bevington Executive Vice President, Business Development	Mr. Bevington is Mitel’s Executive Vice President of Business Development. He works directly with the CEO to drive Mitel’s M&A strategy and funnels, and to nurture strategic partnerships with key large enterprise businesses and customers. Most recently, Mr. Bevington was Mitel’s EVP and Chief Sales Officer, leading worldwide sales for the Enterprise Division. In this role, he had executive responsibility for the sales and distribution of Mitel’s comprehensive portfolio of PBX/IP-PBX, contact center, and private cloud solutions. He also oversaw Mitel’s extensive global network of channel partners and Mitel’s professional services teams. He began his telecom career as national sales manager for Shipton Communications in the UK Mr. Bevington has more than 25 years’ experience in the high-technology industry in sales and management positions. He has held several executive sales positions with the company and has been responsible for Mitel’s growth and success in EMEA, Asia-Pacific and Central and Latin America. Mr. Bevington joined us in 2000 as Managing Director for EMEA. From 1997 until December 1999, he was Managing Director at DeTeWe Limited and prior to that, Mr. Bevington was Sales Director at Shipton DeTeWe Limited from 1986 to 1997.

Thomas G. Lokar Executive Vice President and Chief Human Resources Officer	Mr. Lokar joined Mitel in January 2014 as Executive Vice President and Chief Human Resources Officer. Mr. Lokar has more than 18 years of experience in the technology sector and brings to the company deep expertise in organization effectiveness, talent management, and employee development from his previous time at several Fortune 500 companies. Prior to joining the company, Mr. Lokar worked for Hewlett-Packard as Vice President of Human Resources for Enterprise Services, Global Outsourcing, and Application Services. Prior to that, he spent six years at AOL as Senior Vice President of HR Products, Platforms, and Technology Development, before leaving to become president and co-founder of an online career management and talent management start-up.Mr. Lokar has also worked at Bristol Myers Squibb in leadership development, as well as seven years in management consulting. He holds a PhD in Industrial and Organizational Psychology from Kansas State University. He earned his BA from the University of Detroit.

Dr. Terence H. Matthews Chairman of the Board	Dr. Matthews is Mitel’s founder, Mitel’s Chairman and a shareholder. Dr. Matthews has been a member of Mitel’s board of directors since February 16, 2001 and has been an investor of Mitel for over 34 years. In 1972, he co-founded Mitel and served as its President until 1985 when British Telecommunications plc bought a controlling interest in the company. In 2001, companies controlled by Dr. Matthews purchased a controlling interest in Mitel communications systems division and the “Mitel” trademarks from Mitel Corporation. Between 1986 and 2000, Dr. Matthews founded Newbridge Networks Corporation and served as its Chief Executive Officer and Chairman. Dr. Matthews is also the founder and Chairman of Wesley Clover International Corporation, an investment group, with offices in the United Kingdom and Canada, that invests in a broad range of

Voluntary Offer, COY: SHOR

Name and Position	Present Principal Occupation or Employment and Employment History
next-generation technology companies, real estate and hotels and resorts. In addition, Dr. Matthews is currently Chairman, or serves on the board of directors, of a number of high technology companies including CounterPath Corporation, ProntoForms Corporation, Solace Systems Inc. and Benbria Corporation. Dr. Matthews holds an honors degree in electronics from the University of Wales, Swansea and is a Fellow of the Institute of Electrical Engineers and of the Royal Academy of Engineering. He has been awarded honorary doctorates by several universities, including the University of Wales, Glamorgan and Swansea, and Carleton University in Ottawa. In 1994, he was appointed an Officer of the Order of the British Empire, and in the 2001 Queen’s Birthday Honours, he was awarded a Knighthood. In 2011, he was appointed Patron of the Cancer Stem Cell Research Institute at Cardiff University.

Peter D. Charbonneau Lead Director	Mr. Charbonneau is an independent corporate director of several companies. Mr. Charbonneau served as a General Partner at Skypoint Capital Corporation, an early-stage technology venture capital firm, a position he held from January 2001 to March 2015. From June 2000 to December 2000, Mr. Charbonneau was an Executive Vice President of March Networks Corporation. Mr. Charbonneau was appointed to Mitel’s board of directors on February 16, 2001. Prior to his involvement with March Networks Corporation, Mr. Charbonneau spent 13 years at Newbridge Networks Corporation acting in numerous capacities including as Chief Financial Officer, Executive Vice President, President and Chief Operating Officer and Vice Chairman. He also served as a member of Newbridge Networks Corporation’s board of directors between 1996 and 2000. Mr. Charbonneau currently serves on the board of directors of Teradici Corporation. Mr. Charbonneau holds a Bachelor of Science degree from the University of Ottawa and an MBA from University of Western Ontario. He has been a member of the Chartered Professional Accountants of Ontario (and its predecessor, the Institute of Chartered Accountants of Ontario) since 1979 and in June 2003 was elected by the Institute as a Fellow of the Institute in recognition of outstanding career achievements and leadership contributions to the community and to the profession. Mr. Charbonneau also holds the ICD.D certification, having completed the Directors’ Education Program of the Institute of Corporate Directors of Canada.

Benjamin H. Ball Director	Mr. Ball is a founding partner of Francisco Partners Management, LLC, which is a leading private equity firm focused exclusively on investing in the information technology market. Mr. Ball focuses primarily on investments in the communications and hardware systems sectors. Mr. Ball was appointed to Mitel’s board of directors on October 23, 2007. He also serves on the board of directors of Cross Match Technologies, Inc., Source Photonics, Inc., WatchGuard Technologies, Inc., Metaswitch Networks, Inc. and WebTrends, Inc. Prior to founding Francisco Partners, Mr. Ball was a Vice President with TA Associates where he led private equity investments in the software, semiconductor and communications segments. Earlier in his

Voluntary Offer, COY: SHOR

Name and Position	Present Principal Occupation or Employment and Employment History
career, Mr. Ball worked for AEA Investors, a New York-based private equity firm, and also for the consulting firm of Bain & Company. Mr. Ball holds a Bachelor of Arts degree from Harvard College and an MBA from Stanford Graduate School of Business.

Martha H. Bejar Director	Ms. Bejar was appointed to Mitel’s board of directors on March 10, 2017. Ms. Bejar is co-Founder of Red Bison Advisory Group, LLC established in January 2014. Red Bison is a company that identifies opportunities with proven enterprises in China, the Middle East, and the United States, and creates dynamic partnerships focused in two sectors; natural resources, and information, communication, technology (ICT). Ms. Bejar serves on the board of directors at CenturyLink Inc., Humm Kombucha LLC, and UniumWiFi Inc. Ms. Bejar is a member of the President’s Advisory Group at EastWest Institute in New York, and a Board Trustee at Rainiers Scholars in Seattle. Most recently, Ms. Bejar served on the Board of Polycom, Inc. from October 2013 to September 2016 when the company was sold. Until December 2015, Ms. Bejar held the position of CEO and Director of Flow Mobile. Prior to joining Flow Mobile, Ms. Bejar was Chairperson/CEO of Wipro Infocrossing Cloud Computing Services (A Wipro Company). Prior to Wipro, Ms. Bejar was Corporate Vice President for Communications at Microsoft responsible for service and content providers, addressing the specific needs of wireline and wireless telecommunications companies, cable operators, hosting service providers, and media and entertainment companies. Before Microsoft, Ms. Bejar held various executive positions at Nortel Networks reporting to the CEO, including president of the Caribbean and Latin America (CALA) region. Ms. Bejar is the recipient of numerous industry awards including; top fifty Hispanic women in the United States by Hispanic Inc. Business Magazine, and the Hispanic Business Media’s award for the 2008 Woman of the Year and the Visionary Award from LISTA (Latinos in Information Sciences and Technology Association). Ms. Bejar received an Advanced Management Program degree from Harvard University Business School. She graduated Cum Laude with a Bachelor of Science degree in Industrial Engineering from the University of Miami and also graduated Cum Laude with MBA from Nova Southeastern University.

John P. McHugh Director	Mr. McHugh was appointed to Mitel’s board of directors on March 12, 2010. Mr. McHugh is an enterprise networking industry veteran with over 30 years of related experience. Since July 2013, Mr. McHugh has been the Senior Vice President of NETGEAR Inc., a company providing networking, storage and media solutions to consumers, small businesses and service providers. Mr. McHugh is the General Manager of the Commercial Business Unit where he is responsible for SMB networking product marketing, research and development, strategic planning and business development. Prior to this role, Mr. McHugh was the Chief Marketing Officer for Brocade Communications Systems, Inc., a public company which offers data center networking and end-to-end enterprise and service provider networking solutions. Previously, Mr. McHugh was Vice President

Voluntary Offer, COY: SHOR

Name and Position	Present Principal Occupation or Employment and Employment History
and General Manager of Nortel Networks Limited’s Enterprise Network Solutions Business Unit and oversaw the restructuring and divestiture of that organization from Nortel. He also served briefly as a consultative executive at Silver Lake Management, L.L.C. where he worked on technology and company evaluations. Mr. McHugh also had a 26-year career at Hewlett-Packard Co., where he held a variety of executive management positions including Vice President and Worldwide General Manager of HP ProCurve Networking. Mr. McHugh was responsible for global operations, sales, channels, marketing, research and development, strategic planning and business development. Mr. McHugh holds a Bachelor of Science in Electrical Engineering and Computer Science from the Rose-Hulman Institute of Technology.

Sudhakar Ramakrishna Director	Mr. Ramakrishna was appointed to the Mitel board on May 14, 2015. He is Chief Executive Officer for Pulse Secure LLC, where he has overseen all aspects of business strategy and execution since July 2015. Mr. Ramakrishna brings nearly 25 years of experience across the cloud, mobility, networking, security and collaboration markets. Prior to joining Pulse Secure, Mr. Ramakrishna served as the Senior Vice President and General Manager for the Enterprise and Service Provider Division of Citrix where he had profit and loss responsibility for approximately a $2.5 billion portfolio of virtualization, cloud networking, mobile platforms and cloud services solutions. Prior to Citrix, he was at Polycom and was President of Products and Services. Mr. Ramakrishna has also held senior leadership roles at Motorola, 3COM and US Robotics. Mr. Ramakrishna is also a member of the board of directors at Tely Labs. Mr. Ramakrishna earned his Master’s degree in Computer Science from Kansas State, and an MBA from Northwestern University’s Kellogg School of Management.

David M. Williams Director	Mr. Williams was appointed to the Mitel board of directors in January 2014. Mr. Williams is an independent corporate director of several Canadian companies. Mr. Williams served as Interim President and Chief Executive Officer of Shoppers Drug Mart Corporation from February 2011 to November 2011. Prior to this, he served as President and Chief Executive Officer of the Ontario Workplace Safety and Insurance Board and held senior executive and finance roles with George Weston Limited and Loblaw Companies Limited, including a term as Chief Financial Officer of Loblaw Companies Limited. Mr. Williams is a director of President’s Choice Bank, Mattamy Homes Corporation and Morrison Lamothe Inc. Mr. Williams is a graduate of the ICD Corporate Governance College and is a member of the Chartered Professional Accountants of Ontario.

2. Parent

Parent, a Delaware corporation, was formed on July 13, 2007. The principal office address of Parent is 1146 North Alma School Road, Mesa, Arizona 85201. The telephone number at the principal office is (480) 961 9000.

Voluntary Offer, COY: SHOR

Directors and Executive Officers of Parent

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The principal office address of each such director and executive officer is 1146 North Alma School Road, Mesa, Arizona 85201. The telephone number at the principal office is (480) 961 9000. Each such person is a citizen of Canada other than Paul Ciaramitaro and Michelle Whittington who are citizens of the United States.

Name and Position	Present Principal Occupation or Employment and Employment History
Steven E. Spooner President and Chairman	See above.

Colin McAnuff Treasurer and Director	Mr. McAnuff has served as Vice President, Corporate Treasurer of Mitel since December 2016. Prior to that he served as the Corporate Treasurer of Dundee Precious Metals Inc. since October 2013, and prior to that served as Director of Finance and Treasury at Toromont Industries Ltd. from 2012 to 2013.

Gregory Hiscock Secretary and Director	Mr. Hiscock has served as Vice President, General Counsel and Corporate Secretary and Director, Global Ethics and Compliance, of Mitel since July 2010. Prior to this role, he served as General Counsel and Corporate Secretary of Mitel since 2007.

Paul Ciaramitaro Assistant Treasurer	Mr. Ciaramitaro has served as Director of U.S. Taxation of Mitel since December 2013. Prior to this role, he served with Mitel as Associate U.S. Tax Director since November 2007.

Michelle Whittington Assistant Secretary	Ms. Whittington has served as Senior Corporate / IP Counsel of Mitel since August 2007.

3. The Offeror

The Offeror, a Delaware corporation, was formed on July 25, 2017, solely for the purpose of completing the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging financing therefor. The principal office address of the Offeror is c/o Mitel US Holdings, Inc., 1146 North Alma School Road, Mesa, Arizona 85201. The telephone number at the principal office is (480) 961 9000.

Directors and Executive Officers of the Offeror

The name, position, business address, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Holdings are set forth below. The principal office address of each such director and executive officer is c/o Mitel US Holdings, Inc., 1146 North Alma School Road, Mesa, Arizona 85201. The telephone number at the principal office is (480) 961 9000. Each such person is a citizen of Canada.

Name and Position	Present Principal Occupation or Employment and Employment History
Steven E. Spooner President and Director	See above.

Colin McAnuff Treasurer and Director	See above.

Gregory Hiscock Secretary and Director	See above.

Voluntary Offer, COY: SHOR

The Depositary and Paying Agent for the Offer is:

By mail:	By overnight mail:

Computershare Trust Company N.A. c/o Voluntary Corporate Actions P.O, Box 43011 Providence, RI 02940-3011	Computershare Trust Company N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

The Information Agent for the Offer is:

Alliance Advisors, LLC 200 Broadacres Drive, 3rd Floor

Bloomfield, NJ 07003

Banks, Brokers and Shareholders

Call Toll-Free: (833) 501-4817

Voluntary Offer, COY: SHOR